UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the period ended September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: November 12, 2020

Item 1

Individual and Consolidated Interim Financial Information of Natura &Co Holding S.A. for the period ended September 30, 2020.

(A free translation of the original in Portuguese)

Natura &Co Holding S.A.

Quarterly Information (ITR) at
September 30, 2020
and report on review of
quarterly information

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Natura &Co Holding S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Natura &Co Holding S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2020, comprising the balance sheet at that date and the statements of operations and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

The quarterly information referred to above includes the parent company and consolidated statements of value added for the nine-month period ended September 30, 2020. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of the corresponding amounts

prior year and period

The Quarterly Information (ITR) mentioned in the first paragraph includes accounting information corresponding to the statements of operations, comprehensive income for the quarter and nine-month period ended September 30, 2019, to changes in shareholders’ equity, cash flows and value added for the nine-month period ended September 30, 2019, presented for comparison purposes. The corresponding accounting information of the Company, for the periods of three and nine months ended September 30, 2019, was prepared by management based on the procedures described in Note 2.1(a).

The review of the Quarterly Information (ITR) for the quarter ended September 30, 2019 of Natura Cosméticos S.A. (currently, a wholly owned subsidiary of the holding Natura &Co Holding S.A.) was conducted under the responsibility of other independent auditors, who issued an unqualified review report dated November 12, 2020.

The Quarterly Information (ITR) mentioned in the first paragraph also includes accounting information corresponding to the balance sheet as of December 31, 2019, obtained from the financial statements as of December 31, 2019, originally prepared before the reclassifications described in Note 25.3, which were performed in connection with the acquisition of Avon Products, Inc., and are presented for comparison purposes. The examination of the financial statements for the year ended December 31, 2019, as originally prepared, was conducted under the responsibility of other independent auditors, who issued unqualified audit opinion dated March 5, 2020.

As part of our review of the ITR for the quarter ended September 30, 2020, we reviewed the aforementioned reclassifications as they relate to assets and liabilities as of December 31, 2019, described in Note 25.3. Based on our review, nothing has come to our attention that such reclassifications are not appropriate or have not been correctly performed, in all material respects. We were not engaged to audit, review or apply any other procedures on the Company’s 2019 other financial information, and, therefore, we do not express an opinion or any form of assurance on the financial information for that year.

São Paulo, November 12, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

NATURA &CO HOLDING S.A.

BALANCE SHEET ON 30 SEPTEMBER 2020 AND 31 DECEMBER 2019
(All amounts in thousands of Brazilian reais - R$)

	Explanatory	Controlling Company		Consolidated			Explanatory	Controlling Company		Consolidated
ASSETS	note	09/2020	12/2019	09/2020	12/2019	LIABILITIES AND SHAREHOLDERS' EQUITY	note	09/2020	12/2019	09/2020	12/2019

CURRENT						CURRENT
Cash and cash equivalents	6	503,052	2,380,800	5,059,868	4,513,582	Borrowings, financing and debentures	19	1,089,005	2,883,382	4,535,614	3,354,355
Short-term investments	7	1,300,456	669,769	2,890,975	1,025,845	Lease	18.b	—	—	1,129,212	542,088
Trade receivables	8	—	—	3,617,397	1,685,764	Trade payables and reverse factoring	20	12,560	—	6,745,145	1,829,756
Trade receivables - related parties	31.1	794,182	—	—	—	Trade payables - related parties	31.1	3	—	—	—
Inventories	9	—	—	5,135,768	1,430,550	Payroll, profit sharing and social charges		7,952	—	1,345,816	560,376
Recoverable taxes	10	861	5	1,064,246	395,640	Tax liabilities	21	435	1,050	806,593	320,890
Income tax and social contribution		2,196	—	250,200	113,478	Income tax and social contribution		—	196,474	308,462	388,238
Derivative financial instruments	5.2	—	—	173,937	—	Dividends and interest on shareholders' equity payable	28.b)	—	—	—	95,873
Other current assets	14	7,012	—	753,613	265,198	Derivative financial instruments	5.2	—	—	166,926	11,806
		2,607,759	3,050,574	18,946,004	9,430,057	Provision for tax, civil and labor risks	22	—	—	183,021	18,650
						Other current liabilities	23	—	—	1,496,559	396,391
Assets available for sale	13	—	—	153,326	—	Total current liabilities		1,109,955	3,080,906	16,717,348	7,518,423
Total current assets		2,607,759	3,050,574	19,099,330	9,430,057
						NON-CURRENT
NON-CURRENT						Borrowings, financing and debentures	19	—	—	15,982,423	7,432,019
Recoverable taxes	10	—	—	856,701	409,214	Lease	18.b	—	—	3,052,627	1,975,477
Income tax and social contribution		—	—	333,983	334,671	Payroll, profit sharing and social charges		1,082	—	20,904	—
Deferred income tax and social contribution	11	135,491	—	1,074,539	374,448	Tax liabilities	21	—	—	110,280	122,569
Judicial deposits	12	—	—	602,502	337,255	Deferred income tax and social contribution	11	—	—	1,490,702	450,561
Derivative financial instruments	5.2	—	—	2,116,872	737,378	Provision for tax, civil and labor risks	22	—	—	1,198,766	201,416
Short-term investments	7	—	—	12,125	7,402	Other non-current liabilities	23	—	—	1,121,443	121,702
Other non-current assets	14	—	—	1,600,595	83,836	Total non-current liabilities		1,082	—	22,977,145	10,303,744
Total long-term assets		135,491	—	6,597,317	2,284,204
						TOTAL LIABILITIES		1,111,037	3,080,906	39,694,493	17,822,167

						SHAREHOLDERS' EQUITY
Investments	15	22,968,302	3,392,677	—	—	Capital stock		6,941,691	1,485,436	6,941,691	1,485,436
Property, plant and equipment	16	—	—	5,397,570	1,773,889	Treasury shares	24.2	(11,667)	—	(11,667)	—
Intangible assets	17	—	—	29,380,034	5,076,501	Capital reserves		11,000,957	1,210,924	11,000,957	1,210,924
Right of use	18	—	—	3,846,376	2,619,861	Legal profit reserve	24.4	4,664	(149,020)	4,664	(149,020)
						Retained losses		(827,590)	—	(827,590)	—
Total non-current assets		23,103,793	3,392,677	45,221,297	11,754,455	Equity appraisal adjustment		7,492,460	815,005	7,492,460	815,005
						Shareholders' equity attributed to the Company's controlling shareholders		24,600,515	3,362,345	24,600,515	3,362,345
						Non-controlling interest in shareholders'
						shareholders' equity of subsidiaries		—	—	25,619	—
						Total shareholders' equity		24,600,515	3,362,345	24,626,134	3,362,345

TOTAL ASSETS		25,711,552	6,443,251	64,320,627	21,184,512	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		25,711,552	6,443,251	64,320,627	21,184,512

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF INCOME
FOR THE THREE- AND NINE-MONTH PERIODS ENDED ON 30 SEPTEMBER 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$, except for earnings per share in the period)

	Explanatory note	Controlling Company		Controlling Company		Consolidated		Consolidated		Controlling Company	Consolidated
		01/07/2020 to 30/09/2020	01/07/2019 to 30/09/2019	01/01/2020 to 30/09/2020	01/01/2019 to 30/09/2019	01/07/2020 to 30/09/2020	01/07/2019 to 30/09/2019	01/01/2020 to 30/09/2020	01/01/2019 to 30/09/2019	06/2020	06/2020
CONTINUING OPERATIONS
NET REVENUE	26	-	-	-	-	10,419,530	3,473,795	24,924,704	9,792,654	-	14,505,174
Cost of products sold	27	-	-	-	-	(3,695,440)	(967,139)	(8,949,669)	(2,740,866)	-	(5,254,229)

GROSS PROFIT		-	-	-	-	6,724,090	2,506,656	15,975,035	7,051,788	-	9,250,945

OPERATING (EXPENSES) INCOME
Selling, Marketing and Logistics expenses	27	-	-	-	-	(4,162,391)	(1,579,114)	(10,611,388)	(4,454,489)	-	(6,448,997)
Administrative, R&D, IT and Project expenses	27	(21,615)	-	(45,585)	-	(1,567,189)	(605,754)	(4,170,824)	(1,710,006)	(23,970)	(2,603,635)
Impairment loss on trade receivables		-	-	-	-	(119,353)	(34,608)	(572,299)	(152,645)	-	(452,946)
Shareholders' equity in subsidiaries	15	317,961	-	(818,691)	-	-	-	-	-	(1,136,652)	-
Other operating income (expenses), net	30	8,639	-	(169,209)	-	(129,305)	(21,742)	(407,179)	590	(177,848)	(277,874)

OPERATING (LOSS) PROFIT BEFORE FINANCIAL RESULT		304,985	-	(1,033,485)	-	745,852	265,438	213,345	735,238	(1,338,470)	(532,507)

Financial income	29	153,167	-	219,051	-	1,328,788	481,504	3,554,510	1,273,663	65,884	2,225,722
Financial expenses	29	(140,070)	-	(148,648)	-	(1,619,141)	(677,020)	(4,340,999)	(1,838,836)	(8,578)	(2,721,858)

(LOSS) PROFIT BEFORE INCOME TAX AND
SOCIAL CONTRIBUTION		318,082	-	(963,082)	-	455,499	69,922	(573,144)	170,065	(1,281,164)	(1,028,643)
Income tax and social contribution		63,624	-	135,492	-	(53,105)	(6,158)	(192,761)	(36,904)	71,868	(139,656)

NET (LOSS) INCOME FOR THE PERIOD CONTINUING		381,706	-	(827,590)	-	402,394	63,764	(765,905)	133,161	(1,209,296)	(1,168,299)

DISCONTINUED OPERATIONS
NET LOSS OF DISCONTINUED OPERATIONS	23	-	-	-	-	(24,712)	-	(73,435)	-	-	(48,723)

NET LOSS FOR THE PERIOD		381,706	-	(827,590)	-	377,682	63,764	(839,340)	133,161	(1,209,296)	(1,217,022)

ATTRIBUTABLE TO
The Company´s shareholders		381,706	-	(827,590)	-	381,706	63,764	(827,590)	133,161	(1,209,296)	(1,209,296)
Non-controlling shareholders		-	-	-	-	(4,024)	-	(11,750)	-	-	(7,726)
		381,706	-	(827,590)	-	377,682	63,764	(839,340)	133,161	(1,209,296)	(1,217,022)

(LOSS) EARNINGS PER SHARE IN THE PERIOD -R$
Basic		0.3344	-	(0.6846)	-	0.3344	0.0738	(0.6846)	0.1543	(1.0190)	(1.0190)
Diluted		0.3314	-	(0.6787)	-	0.3314	0.0731	(0.6787)	0.1532	(1.0101)	(1.0101)

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE THREE- AND NINE-MONTH PERIODS ENDED ON 30 SEPTEMBER 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$)

	Explanatory note	Controlling Company		Controlling Company		Consolidated		Consolidated
		01/07/2020 to 30/09/2020	01/07/2019 to 30/09/2019	01/01/2020 to 30/09/2020	01/01/2019 to 30/09/2019	01/07/2020 to 30/09/2020	01/07/2019 to 30/09/2019	01/01/2020 to 30/09/2020	01/01/2019 to 30/09/2019

NET (LOSS) INCOME FOR THE PERIOD		381,706	-	(827,590)	-	377,680	63,764	(839,342)	133,161
Other comprehensive income to be reclassified into income of the period in subsequent periods:
Earnings in the conversion of interim financial statements of controlled companies abroad		893,802	-	6,534,288	-	895,589	217,933	6,544,104	70,582
Exchange rate effect on the conversion from hyperinflationary economy		2,326	-	(1,921)	-	2,326	11,964	(1,921)	12,357
Earnings from cash flow hedge operations	5.2	-	-	-	-	(10,198)	(1,653)	218,758	158,045
Tax effects on earnings from cash flow hedge operations		-	-	-	-	2,171	616	(73,671)	(53,085)
Equity in earnings from cash flow hedge operation		(10,198)	-	218,758	-	-	-	-	-
Equity in tax effects on earnings from cash flow hedge operations		2,171	-	(73,671)	-	-	-	-	-
						-	-

Comprehensive income for the period, net of tax effects		1,269,807	-	5,849,864	-	1,267,568	292,624	5,847,928	321,060

ATTRIBUTABLE TO
The Company´s shareholders		1,269,807	-	5,849,864	-	1,269,807	292,624	5,849,864	321,060
Noncontrolling shareholders		-	-	-	-	(2,239)	-	(1,936)	-
		1,269,807	-	5,849,864	-	1,267,568	292,624	5,847,928	321,060

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE NINE-MONTH PERIODS ENDED ON 30 SEPTEMBER 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$)

												Equity appraisal
				Capital reserves								adjustment
	Explanatory	Capital	Treasury	Surplus on	Special	Additional	Income from transactions	Profit reserve			Retained	Other	Sharesholders' equity	Non-Controlling	Total
	note	stock	shares	issue/sale of shares	reserve	paid-in capital	with non-controlling shareholders	Legal	Tax Incentives	Retained earnings	(losses) earnings	comprehensive income	attributed to controlling shareholders	Shareholders	shareholders' equity
BALANCES ON 31 DECEMBER 2018 - Natura Cosméticos S.A. (Note 2.1(a))		427,073	(19,408)	72,216	—	257,114	(92,066)	18,650	82,072	1,336,293	—	492,158	2,574,102	—	2,574,102

Net income for the period		—	—	—	—	—	—	—	—	—	133,161	—	133,161	—	133,161
Exchange rate effect on the conversion from hyperinflationary economy		—	—	—	—	—	—	—	—	—	—	12,357	12,357	—	12,357
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	175,542	175,542	—	175,542
Total comprehensive income for the period		—	—	—	—	—	—	—	—	—	133,161	187,899	321,060	—	321,060
Capital increase		52,277	—	—	—	—	—			—	—	—	52,277	—	52,277
Transactions in stock and restricted shares option plans:
Provision for stock and restricted shares option plans		—	—	—	—	67,654	—	—	—	—	—	—	67,654	—	67,654
Exercise of stock and restricted shares option plans		—	15,615	16,021	—	(34,198)	—	—	—	—	—	—	(2,562)	—	(2,562)
Effect of Hyperinflationary economy adjustment		—	—	—	—	46,037	—	—	—	(624)	—	—	45,413	—	45,413
EGM 17/09/2019 - Capitalization of part of the balance of the Profit Reserve account		1,242,165	—	—	—	—	—	—	—	(1,242,165)	—	—	—	—	-

BALANCES ON 30 SEPTEMBER 2019 - Natura Cosméticos S.A. (Note 2.1(a))		1,721,515	(3,793)	88,237	—	336,607	(92,066)	18,650	82,072	93,504	133,161	680,057	3,057,944	—	3,057,944

BALANCES ON 31 DECEMBER 2019		1,485,436	—	1,096,398	206,592	—	(92,066)	—	—	(149,020)	—	815,006	3,362,346	—	3,362,346

Net loss for the period		—	—	—	—	—	—	—	—	—	(827,590)	—	(827,590)	(11,750)	(839,342)
Exchange rate effect on the conversion from hyperinflationary economy		—	—	—	—	—	—	—	—	—	—	(1,921)	(1,921)	—	(1,921)
Other comprehensive income		—	—	—	—	—	—	—	—	—	—	6,679,375	6,679,375	9,814	6,689,191
Total comprehensive income for the period		—	—	—	—	—	—	—	—	—	(827,590)	6,677,454	5,849,864	(1,936)	5,847,928
EGM 30 April 2020		—	—	—	(147,592)	—	—	—	—	147,592		—	—	—	-
Subscription of shares through the Board of Directors' Meeting held on 3 January 2020	24.3	3,397,746	—	9,877,148	—	—	—	—	—	—		—	13,274,894	27,555	13,302,449
Subscription of shares through the Board of Directors' Meeting held on 30 June 2020	24.1	2,000,000	—	1,118	—	—	—	—	—	—		—	2,001,118	—	2,001,118
Subscription of shares through the Board of Directors' Meeting held on 27 July 2020	24.1	14,723	—	—	—	—	—	—	—	—			14,723	—	14,723
Subscription of shares through the Board of Directors' Meeting held on 30 September 2020	24.1	18,863	—	—	—	—	—	—	—	—			18,863	—	18,863
Share repurchase		—	(54,936)	—	—	—	—	—	—	—		—	(54,936)	—	(54,936)
Expenses on the issue of equity values		(30,537)	—	—	—	—	—	—	—	—			(30,537)	—	(30,537)
Transactions in stock and restricted shares option plans:													—	—	-
Provision for stock and restricted shares option plans		55,460	—	—	—	44,940	—	—	—	—	—	—	100,400	—	100,400
Exercise of stock and restricted shares option plans			43,269	—	—	(28,512)	—	—			—	—	14,757	—	14,757
Effect of Hyperinflationary economy adjustment		—	—	—	—	42,931	—	—	—	6,092	—	—	49,023	—	49,023

BALANCES ON 30 SEPTEMBER 2020		6,941,691	(11,667)	10,974,664	59,000	59,359	(92,066)	—	—	4,664	(827,590)	7,492,460	24,600,515	25,619	24,626,134

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED ON 30 SEPTEMBER 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$)

	Explanatory note	Controlling Company		Consolidated
		09/2020	09/2019	09/2020	09/2019

CASH FLOW FROM OPERATING ACTIVITIES
Net (loss) income for the period		(827,590)	-	(839,340)	133,161
Adjustments to reconciliate net income for the period with net cash generated by operating activities:
Depreciation and amortization	16, 17 and 18	-	-	2,040,852	819,542
Interest on short-term investments		(17,489)	-	(67,319)	(55,981)
Reversal from swap and forward derivative contracts		-	-	(1,224,353)	(147,466)
Provision for tax, civil and labor risks		-	-	178,437	14,269
Inflation adjustment of judicial deposits		-	-	(9,302)	(10,552)
Inflation adjustment of contingencies	22	-	-	12,417	7,853
Income tax and social contribution		(135,491)	-	192,761	36,904
Income from sale and write-off of property, plant and equipment and intangible assets	16 and 17	-	-	18,492	15,525
Equity in subsidiaries	15	818,691	-	-	-
Interest and exchange rate variation on leases		-	-	180,381	98,186
Interest and exchange rate variation on borrowings and financing	19	51,078	-	2,141,691	578,662
Restatement and exchange rate variation on other assets and liabilities		(146,133)	-	6,557	4,174
Provision (reversal of provision) for losses from property, plant and equipment and intangible assets	16 and 17	-	-	18,944	(11,411)
Provision (reversal of provision) for stock option plans		(33,191)	-	(25,270)	40,807
Actual losses and provision for losses with trade receivables, net of reversals	8	-	-	494,534	152,645
Provision (reversal of provision) for inventory losses, net	9	-	-	233,961	109,879
Provision (reversal of provision) for post-employment health care plan	28.1	-	-	(7,968)	7,311
Effect from hyperinflationary economy		-	-	41,111	38,820
Other provision (reversals)		-	-	(114,286)	(128,010)

		(290,125)	-	3,272,300	1,704,318
INCREASE (DECREASE) IN ASSETS
Trade receivables		(277,218)	-	(880,345)	(50,607)
Inventories		-	-	(1,304,413)	(527,409)
Recoverable taxes		(861)	-	(362,269)	(98,239)
Other assets		(7,065)	-	376,477	(50,105)
Domestic and foreign trade payables		12,524	-	108,553	3,774
Payroll, profit sharing and social charges, net		9,034	-	519,824	(61,593)
Tax liabilities		(615)	-	458,302	3,360
Other liabilities		-	-	(688,285)	110,500

		(554,326)	-	1,500,144	1,033,999

OTHER CASH FLOWS FROM OPERATING ACTIVITIES
Recovery (payment) of income tax and social contribution		(198,670)	-	(374,005)	(258,322)
Release (payments) of judicial deposits		-	-	27,940	4,066
Payments related to tax, civil and labor lawsuits	22	-	-	(108,343)	(19,331)
Payments due to settlement of derivative transactions		-	-	(31,452)	(64,046)
Payment of interest on lease	18.b	-	-	(187,649)	(98,185)
Payment of interest on borrowings, financing and debentures	19	(21,678)	-	(1,148,385)	(492,283)

CASH GENERATED BY (USED IN) OPERATING ACTIVITIES		(774,674)	-	(321,750)	105,898

CASH FLOW FROM INVESTING ACTIVITIES
Cash from acquisition of subsidiary	4	-	-	2,636,108	-
Additions of property, plant and equipment and intangible assets		-	-	(467,678)	(371,620)
Proceeds from sale of property, plant and equipment and intangible assets		-	-	101,249	11,797
Short-term investments		(1,978,778)	-	(8,160,275)	(5,875,334)
Redemption of short-term investments		1,356,408	-	6,447,077	6,325,934
Redemption of interest on short-term investments		9,172	-	37,113	52,496
Investment in subsidiaries	15	(300,000)	-	-	-

CASH GENERATED BY (USED IN) INVESTING ACTIVITIES		(913,198)	-	593,594	143,273

CASH FLOW FROM FINANCING ACTIVITIES
Amortization of lease - principal	18	-	-	(574,000)	(383,679)
Amortization of borrowings, financing and debentures – principal	19	(2,323,776)	-	(2,815,881)	(2,219,318)
New borrowings, financing, lease and debentures	18 and 19	500,000	-	1,356,643	2,151,239
Acquisition of treasury shares, after receipt of option strike price		(54,936)	-	(11,667)	(2,562)
Payment of dividends and interest on equity for the previous year		-	-	(133,937)	(152,979)
Receipt of funds due to settlement of derivative transactions		-	-	96,372	2,872
Acquired company's liability incurred by acquiror		(370,791)	-	(370,791)	-
Capital Payment		-	-	-	52,277
Capital Increase		2,059,627	-	2,059,627	-

CASH GENERATED BY (USED IN) FINANCING ACTIVITIES		(189,876)	-	(393,634)	(552,150)

Effect of exchange rate variation on cash and cash equivalents		-	-	668,076	(1,346)

DECREASE IN CASH AND CASH EQUIVALENTS		(1,877,748)	-	546,286	(304,325)

Opening balance of cash and cash equivalents	6	2,380,800	-	4,513,582	1,215,048
Closing balance of cash and cash equivalents	6	503,052	-	5,059,868	910,723

DECREASE IN CASH AND CASH EQUIVALENTS		(1,877,748)	-	546,286	(304,325)

* The explanatory notes are an integral part of the interim financial statements.

NATURA &CO HOLDING S.A.

STATEMENT OF VALUE ADDED
FOR THE NINE-MONTH PERIODS ENDED ON 30 SEPTEMBER 2020 AND 2019
(All amounts in thousands of Brazilian reais - R$)

	Explanatory	Controlling Company			Consolidated
	note	09/2020		09/2019	09/2020		09/2019
INCOME		(169,209)		—	27,331,568		12,357,954
Sale of goods, products and services		—		—	28,174,821		12,459,265
Provision for doubtful accounts, net of reversals	8	—		—	(328,228)		33,084
Other operating expenses, net		(169,209)		—	(515,025)		(134,395)

INPUTS ACQUIRED FROM THIRD PARTIES		(13,245)		—	(18,655,625)		(7,250,528)
Cost of products sold and services provided		—		—	(10,114,315)		(3,791,776)
Materials, electricity, outsourced services and others		(13,245)		—	(8,541,310)		(3,458,752)

GROSS VALUE ADDED		(182,454)		—	8,675,943		5,107,426

RETENTIONS		—		—	(2,040,852)		(819,542)
Depreciation and amortization	16 and 17	—		—	(2,040,852)		(819,542)

VALUE ADDED PRODUCED BY THE COMPANY		(182,454)		—	6,635,091		4,287,884

TRANSFERRED VALUE ADDED		(599,640)		—	3,554,510		1,273,663
Equity in subsidiaries	15	(818,691)		—	—		—
Financial income - including inflation adjustments and exchange rate variations	29	219,051		—	3,554,510		1,273,663

TOTAL VALUE ADDED TO DISTRIBUTE		(782,094)		—	10,189,600		5,561,547

DISTRIBUTION OF VALUE ADDED		(782,094)	100%	—	10,189,600	100%	5,561,547	100%
Payroll and social charges	28	32,340	-4%	—	5,040,472	49%	2,185,975	39%
Taxes, fees and contributions		(135,492)	0%	—	1,629,223	16%	1,383,119	25%
Financial expenses and rentals		148,648	-18%	—	4,359,247	43%	1,859,292	33%
Retained losses		(827,590)	106%	—	(827,590)	-8%	133,161	2%
Minority holders' share in the retained profit		—	—	—	(11,752)	0%	—	—

* The explanatory notes are an integral part of the interim financial statements.

10

INDEX OF EXPLANATORY NOTES

1. GENERAL INFORMATION	11
2. SUMMARY OF THE MAIN ACCOUNTING PRACTICES	11
3. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS	13
4. BUSINESS COMBINATION	14
5. FINANCIAL RISK MANAGEMENT	16
6. CASH AND CASH EQUIVALENTS	22
7. SHORT-TERM INVESTMENTS	23
8. TRADE RECEIVABLES	23
9. INVENTORIES	24
10. RECOVERABLE TAXES	25
11. INCOME TAX AND SOCIAL CONTRIBUTION	25
12. JUDICIAL DEPOSITS	25
13. NON-CURRENT ASSETS AVAILABLE FOR SALE	26
14. OTHER CURRENT AND NON-CURRENT ASSETS	26
15. INVESTMENTS	28
16. PROPERTY, PLANT AND EQUIPMENT	29
17. INTANGIBLE ASSETS	30
18. RIGHT OF USE AND LEASE	31
19. BORROWINGS, FINANCING AND DEBENTURES	33
20. TRADE PAYABLES AND REVERSE FACTORING OPERATIONS	35
21. TAX OBLIGATIONS	36
22. PROVISION FOR TAX, CIVIL AND LABOR RISKS	36
23. OTHER LIABILITIES	39
24. SHAREHOLDERS' EQUITY	39
25. BUSINESS SEGMENT INFORMATION	40
26. NET INCOME	43
27. OPERATING EXPENSES AND COST OF PRODUCTS SOLD	44
28. EMPLOYEE BENEFITS	45
29. FINANCIAL INCOME (EXPENSES)	47
30. OTHER OPERATING INCOME (EXPENSES), NET	48
31. TRANSACTIONS WITH RELATED PARTIES	48
32. COMMITMENTS	50
33. INSURANCE COVERAGE	50
34. ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENTS	51
35. SUBSEQUENT EVENTS	52
36. APPROVAL FOR ISSUE OF THE INTERIM ACCOUNTING INFORMATION	52

GENERAL INFORMATION

NATURA &CO HOLDING S.A. (“Natura &Co” or “Company”) formerly referred to as Natura Holding S.A., was incorporated on 21 January 2019 with the purpose of holding interest in other companies, as partner or shareholder, in Brazil or abroad (“holding companies”). The purpose of the Company is to manage shareholding interest in companies that operate mainly in the cosmetics industry, fragrances and personal hygiene sector, through the development of manufacturing, distribution and commercialization of its products. The group’s main brand is "Natura", followed “Avon”, "The Body Shop" and "Aesop". In addition to using the retail market, e-commerce, B2B and franchises as sales channels for the products, the subsidiaries stand out for the work of the direct sales channel carried out mainly by Natura, The Body Shop (TBS) and Avon Consultant(s).

The Company is a publicly-traded corporation, domiciled in São Paulo, registered in the special trading segment called “Novo Mercado” in the B3 S.A. – Brasil, Bolsa, Balcão (B3), under ticker “NTCO3.”

In December 2019, the Company became the holder of 100% of shares of Natura Cosméticos S.A. (“Natura”), under the ticker NATU3. Thus, since 18 December 2019, NATU3 shares have no longer been traded in B3, and trading with NTCO3 shares has started in the “Novo Mercado” segment of B3. After several restructuring activities which took place for the process of acquiring Avon Products, Inc. (“Avon”), completed on 3 January 2020 (Note 4), the Company became the holding company for the Natura group. Additionally, on 6 January 2020, the Company started to trade American Depositary Receipts (ADRs) on the New York Stock Exchange (“NYSE”), under ticker “NTCO”.

2.	SUMMARY OF THE MAIN ACCOUNTING PRACTICES

2.1	Declaration of compliance and preparation basis

The Company’s condensed interim accounting information, included in the Quarterly Information Form - ITR pertaining to the nine-month period ending on 30 September 2020, encompasses the individual and consolidated interim accounting information prepared pursuant to Technical Pronouncement “CPC 21 (R1) - Interim Statements”, approved by the Brazilian Securities Commission (“CVM”) and the international accounting standard “IAS 34 - Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB).

The Management confirms that all relevant information in the interim accounting statements, and only relevant information, is being disclosed, and that it corresponds to the information used in the development of its business management activities. The interim accounting information was prepared based on the historical costs, except for certain financial instruments measured by their fair value, as described in the accounting practices.

The main accounting practices applied upon preparing this individual and consolidated interim accounting information are disclosed in explanatory note No. 2 of the Company’s financial statements, pertaining to the fiscal year ending on 31 December 2019, issued on 5 March 2020, except for (i) the presentation of information on segments (Note 25), which was changed as a result of the acquisition of Avon (Note 4) and (ii) the application of the practical expedient regarding the benefits granted in lease agreements that occurred as a direct consequence of the Covid-19 pandemic.

The information on explanatory notes did not go through significant changes in comparison to 31 December 2019, which is why it is not fully presented in this interim accounting information; this interim information must, therefore, be read jointly with the last annual financial statement.

a)	Presentation basis for the Company’s consolidated accounting statements before the corporate restructuring presented in the Company’s annual financial statement in Note 1

As presented in the Company’s annual financial statements for the fiscal year ending on 31 December 2019, the Company’s consolidated accounting information presented in this financial statement that is prior to the corporate restructuring for the acquisition of Avon was prepared pursuant to the accounting practices of the preceding costs. Thus, the comparative and consolidated historic information presented herein for the statements of income, comprehensive income statement, statement of changes in net equity, cash flow statement and added value statement for the comparative period ended on 30 September 2019, refer to the consolidated information of the wholly-owned subsidiary Natura Cosméticos S.A., and was obtained from the Quarterly Information - ITR pertaining to the third quarter of 2019.

2.2	Hyperinflationary economy

Information pertaining to the hyperinflationary economy was presented in the Company’s 2019 annual financial statements, in Note 3.2.1.a.

In the nine-month period ending on 30 September 2020, the application of CPC 42 / IAS 29 resulted in: (i) a negative impact on the financial results of R$ 9,116 (30 September 2019 R$ 9,552); and (ii) a negative impact on the net profit for the fiscal year of R$ 41,111 (30 September 2019 R$ 51,177), which includes the effect of the conversion of the income statement by the exchange rate on the year’s end date, instead of the average monthly exchange rate, positive impact in the sum of R$ 1,921 (30 September 2019 negative impact of R$ 12,357). Capital reserve and profit reserve also increased by R$ 42,931 and R$ 6,092, respectively.

2.3	Consolidation

a)	Investments in subsidiaries

Information pertaining to the consolidation was presented in the Company’s 2019 annual financial statements, in Note 3.3. a), except for the movement chart below:

	Interest - %
	09/2020	12/2019
Direct interest:
Avon Products, Inc..	100.00	-
Natura Cosméticos S.A.	100.00	100.00
Natura &Co International S.à r.l.	100.00	-

Indirect interest:
Via Natura &Co International S.à r.l.:
Avon Management Shanghai.	100.00	-

The activities of the direct subsidiaries are as follows:

➢	Natura Cosméticos S.A. is a publicly held corporation organized in accordance with the laws of the Federal Republic of Brazil on 6 June 1993, with an indefinite term. Created in 1969 in São Paulo, Brazil, it is among the top ten direct sales companies in the world. Under the Natura brand, most of our products are developed from natural ingredients originating from Brazilian biodiversity and distributed mainly by direct sales by independent beauty consultants. It also sells through e-commerce and an expanded own store chain, composed of 60 stores in Brazil (49 in 2019), 7 stores abroad (France, Argentina and Chile) in 2020 (9 stores abroad in 2019) and 474 franchise stores (304 in 2019).

➢	Avon Products, Inc. is global manufacturer and trader of beauty products and other consumer products, with operations starting in 1886; the company was constituted pursuant to the laws of the State of New York, on 27 January 1916. Its businesses are conducted in the beauty industry and other consumer goods through direct sales companies for the creation, manufacture and trade of beauty and other unrelated products. Its business is held mainly via the direct sales channel.

➢	Natura &Co International S.à.r.l. is a company organized in 2020 with the purpose of acquiring, managing and selling interests in national and foreign companies, other than raising and borrowing funds to other consolidated entities of the Company.

➢	Avon Management Shanghai engages in management and consulting for its subsidiaries, with the purpose of aiding in the decision-making process for investments, operations, marketing, operation of funds and financial management, technical support and research and development, information service, training and management of personnel and packaging design service.

2.4	Presentation of information per segments

The information per business segment in note 25 is consistent with the internal report provided to the chief operating decision maker.

The main decision-making body of the Company, which is responsible for defining the allocation of resources and for the performance assessment of the operating segments, is the Natura &Co Holding S.A.’s Board of Directors.

Additionally, the Company has a Group’s Operational Committee (GOC), which includes the CEOs of Natura &Co, Natura &Co Latam, Avon International, The Body Shop and Aesop, in addition to representatives of key business areas (Finance, Human Resources, Business Strategy and Development, Legal, Innovation and Sustainability, Operations and Corporate Governance), which advises the Board of Directors, and is responsible for, among other things, monitoring the implementation of short and long-term strategies and making recommendations to the Board of Directors regarding the management of the Group, from the perspective of results, allocation of resources among business units, cash flow and talent management.

3.	CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the individual and consolidated interim accounting information requires the Management to employ certain assumptions and accounting estimates based on experience and other factors considered relevant, which affect the value of assets and liabilities and may present results that differ from the actual results. The effects resulting from accounting estimate reviews are recognized in the review period.

The significant judgments made by the Company are related to the recognition of revenue and leasing.

The areas requiring a greater level of judgment and which are more complex, as well as the areas in which the premises and estimates are significant for the financial statements, were presented in the Company’s 2019 annual financial statements in note 4.

There were no significant changes in the estimates and premises employed upon preparing the interim accounting information for the nine-month period ending on 30 September 2020, or in the calculation methods used, in relation to the ones presented in explanatory note No. 3 of the Company’s financial statements pertaining to the fiscal year ending on 31 December 2019, issued on 5 March 2020, except for the fair value estimates of the business combination (note 4), and analyses of the potential impacts of Covid-19 (note 5.3).

4.	BUSINESS COMBINATION

Acquisition of Avon Products Inc. (“the Transaction”)

On 3 January 2020, after fulfilling all conditions precedent, as disclosed in explanatory note 1(a) and as a subsequent event to note 35 in the the Company’s 2019 annual financial statements, issued on 5 March 2020, the Transaction was completed, and the effects of the merger of Nectarine Merger Sub II into Avon, with the latter being the surviving entity, came into force. Subsequently, Nectarine Merger Sub I was merged into Natura &Co, with the latter being the surviving entity. As a result of the mergers, on 3 January 2020, Avon became a full subsidiary of the Company, and Avon’s former shareholders became shareholders of the Company.

As a result, Natura &Co acquired control of Avon and the acquisition was accounted for under the acquisition method.

Transaction costs incurred by the Controlling Company until the completion of the transaction on 3 January 2020 amounted to approximately R$ 112 million.

The following table summarizes the preliminary calculation of the fair value of the compensation transferred on 3 January 2020.

In millions of R$, except for the number of shares
Number of Avon outstanding common shares as of 3 January 2020	536,383,776
Multiplied by the exchange ratio of 0.600 Natura &Co Holding Shares per each Avon common share	321,830,266
Multiplied by the market price of Natura &Co shares on 3 January 2020	41.00
Compensation in the issuance of shares	13,195
Adjustment to the transferred compensation (a)	171
Fair value of the compensation to be transferred	13,366

(a) Related to the effects of replacements and settlements of share-based payment plans, of which the amount of R$ 80 million refers to the share-based payment plans of Avon, in which it was substituted by Natura &Co, and R$ 91 million refers to the stock option plans liquidated as a result of the conclusion of the transaction. These are pre-combination installments that were regarded as a transferred compensation.

Natura &Co has yet to conclude the process of allocation of the transferred compensation among identified assets and liabilities acquired for their fair value. The table below shows the preliminary allocation prepared by the Company and the goodwill resulting from the non-allocated part. Differences between the preliminary estimates and the final recognition of the acquisition may occur and they may be relevant. Accounting standard “CPC 15/ IFRS 3 - Business combination” allows the Company to finalize this process of allocation of the transferred compensation among identified assets and liabilities up to 12 months counted from the acquisition date. Natura &Co is analyzing the allocation of the transferred compensation to the identified assets and liabilities acquired for their fair value.

In millions of R$
Total estimated compensation to be transferred:	13,366
(-) Fair value of acquired assets:
Cash and cash equivalent	2,636
Accounts receivable (1)	1,135
Inventories	1,942
Other current assets and restricted cash	1,056
Assets available for sale	187
Property, plant and equipment	2,886
Income tax and deferred social contribution	667
Assets of right of use	565
Other non-current assets	475
Judicial deposits	284
Recoverable taxes	518
Employee benefit plan	553
Intangible assets (2)	5,710

(+) Fair value of liabilities assumed:
Current liabilities	6,267
Provision for contingencies (3)	752
Long-term debt	7,078
Long-term lease	588
Deferred income tax (5)	728
Other liabilities	835
(-) Net assets	2,366

Interest of non-controlling shareholders	28

Goodwill (4)	11,028

(1)	On the acquisition date, the fair value of the accounts receivable is equal to their accounting value, net of provision for expected losses in the amount of R$ 270.2 million.

(2)	The fair value of intangible assets includes intangible assets acquired and registered by Avon prior to the fair value allocation, in the sum of R$ 291 million, added by the effects of allocation of the fair value of the following items:

	Nature	Estimated fair value (in millions of Reais)	Estimated useful life
Trade name “Avon”	Represents the fair value of trade name “Avon”	1,893	Indefinite
Main brands	Represents the fair value of “Main brands”	518	20 years
Developed technologies	Represents the fair value of all technology required to develop Avon products, including product formulas, labeling data, manufacturing processes, regulatory approvals, packages of products and designs.	1,132	7 years
Sales representatives	Represents the fair value of Avon’s relationship with its sales representatives.	1,876	14 years
Total		5,419

(3)	The provision for contingent risks demonstrated in the chart above by the sum corresponds to the historic value recorded by Avon, given that the Company is still assessing the fair value estimates, and also identifying additional contingencies which fit the recognition requirement established on paragraph 23 of CPC 15 (IFRS 3). That is, contingencies that: (i) represent a present obligation arising from past events and (ii) can be reliably measured, regardless of the loss probability.

(4)	Goodwill pertaining to the strong market position and geographic regions that will result in a more diversified and balanced global portfolio, as well as future expected profitability and operational synergies, such as supply, manufacturing, distribution and efficiency of the administrative structure and revenue growth. This goodwill arising from the transaction is not expected to result in a tax benefit or to be deductible for tax purposes.

(5)	It consists in deferred tax assets of the net operating profit of approximately R$ 311 million and other deferred net liabilities of R$ 1,039 million.

Since the acquisition date, Avon contributed R$ 12,882.9 million of net revenues and caused R$ 1,178.8 million of losses in the consolidated results of Natura &Co.

Since the acquisition was concluded on 1 January 2020 and there was no significant transaction of the revenue results until 3 January 2020, the consolidated net profit and net revenue of the nine-month period ended on 30 September 2020 represent an impact on the Company’s net revenue and profit as if the acquisition had been made at the beginning of the year.

5.	FINANCIAL RISK MANAGEMENT

5.1	General considerations and policies

The information pertaining to the general considerations and policies of the companies of the Natura group, TBS and Aesop is presented in the 2019 annual financial statements, in Note 5.

Below are the book and fair values of the Company’s financial instruments as at 30 September 2020:

Controlling Company				Book Value		Fair Value
	Note	Classification by category	Fair value hierarchy	09/2020	12/2019	09/2020	12/2019
Financial assets
Cash and cash equivalents	6	Amortized cost
Cash and banks				1,286	2,173,101	1,286	2,173,101
Certificate of bank deposits				501,766	207,699	501,766	207,699
				503,052	2,380,800	503,052	2,380,800
Short-term investments
Exclusive investment funds	7	Fair value through results	Level 2	1,300,456	669,769	1,300,456	669,769

Trade receivables - related parties	32.1	Amortized cost		794,182	-	794,182	-

Financial liabilities
Loans in local currency	19	Amortized cost		(1,089,005)	(2,883,382)	(1,089,005)	(2,883,382)
Trade payables, reverse factoring and related parties	20/31.1	Amortized cost		(12,563)	-	(12,563)	-

Consolidated				Book Value		Fair Value
	Note	Classification by category	Fair value hierarchy	09/2020	12/2019	09/2020	12/2019
Financial assets
Cash and cash equivalents	6
Cash and banks		Amortized cost		3,415,585	3,110,220	3,415,585	3,110,220
Certificate of bank deposits		Amortized cost		765,532	211,261	765,532	211,261
Repurchase operations		Fair value through results	Level 2	878,751	1,192,101	878,751	1,192,101
				5,059,868	4,513,582	5,059,868	4,513,582
Short-term investments	7
Government securities		Fair value through results	Level 2	1,491,154	221,900	1,491,154	221,900
Restricted cash		Fair value through results	Level 2	42,769	-	42,769	-
Financial letter		Fair value through results	Level 2	455,389	374,690	455,389	374,690
Mutual investment fund		Fair value through results	Level 2	606,875	407,928	606,875	407,928
Dynamo Beauty Ventures Ltd Fund		Fair value through results	Level 2	12,125	7,402	12,125	7,402
Certificate of bank deposits		Fair value through results	Level 2	294,788	21,327	294,788	21,327
				2,903,100	1,033,247	2,903,100	1,033,247

Trade receivables	8	Amortized cost		3,617,397	1,685,764	3,617,397	1,685,764

Court deposit	12	Amortized cost		602,502	337,255	602,502	337,255

Subleasing receivables	14	Amortized cost		394,875	-	394,875	-

“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	2,269,586	737,378	2,269,586	737,378
“Financial” and “Operating” derivatives		Fair value through results	Level 2	21,223	-	21,223	-
				2,290,809	737,378	2,290,809	737,378

Financial liabilities
Borrowings, financing and debentures	19
Loans in local currency		Amortized cost		(15,865,919)	(7,412,443)	(15,482,699)	(7,445,672)
Loans in foreign currency		Amortized cost		(4,652,118)	(3,373,931)	(4,832,652)	(3,541,541)
				(20,518,037)	(10,786,374)	(20,315,351)	(10,987,213)

“Financial” and “Operating” derivatives		Fair value – Hedge instruments	Level 2	-	(10,158)	-	(10,158)
“Financial” and “Operating” derivatives		Fair value through results	Level 2	(166,926)	(1,648)	(166,926)	(1,648)
				(166,926)	(11,806)	(166,926)	(11,806)

Leasing	18	Amortized Cost		(4,181,839)	(2,517,565)	(4,107,175)	(2,517,565)
Trade payables and reverse factoring operations	20	Amortized cost		(6,745,145)	(1,829,756)	(5,709,969)	(1,829,756)

5.2	Financial risk factors

Information pertaining to the financial risk factors is presented in the Company’s 2019 annual financial statements, in Note 5.2.

a)	Market risks

To hedge the current positions of the Balance Sheet of the Company and its subsidiaries against market risks, the following derivative financial instruments were used and consist of the balances as follows, as at 30 September 2020 and 31 December 2019:

Description	Fair Value (Level 2)
	Consolidated
	09/2020	12/2019
“Financial” derivatives	2,131,884	725,060
“Operating” derivatives	(8,001)	512
Total	2,123,883	725,572

b)	Foreign exchange risk

The Company and the subsidiaries are exposed to the foreign exchange risk arising from financial instruments denominated in currencies different from their functional currencies, and the operating cash flows in foreign currencies. To reduce this exposure, Natura Cosméticos implemented policies to hedge against the foreign exchange risk by establishing exposure limits linked to these risks.

In order to hedge foreign exchange exposures in relation to foreign currency, the Company and its subsidiaries enter into transactions with derivative financial instruments of the “swap” type and forward purchase of currency named “Non-Deliverable Forwards – NDF”. As at 30 September 2020, borrowings, financing and debentures in the consolidated balance sheet included accounts in foreign currency which expose the subsidiaries of the Company to foreign exchange risks, representing, in the aggregate, total liabilities of R$ 4,652,118 (R$ 3,381,960 as at 31 December 2019).

i)	Derivatives to hedge foreign exchange risk

The Company and its subsidiaries classify derivatives into “financial” and “operating”. The “financial” derivatives are “swap” or “forward” derivatives contracted to hedge the foreign exchange risk of borrowings, financing, debt instruments and loans in foreign currency. The “operating” derivatives are derivatives contracted to hedge the foreign exchange risk of operating cash flows of the business.

As at 30 September 2020, the balances of derivatives are as follows:

“Financial” derivatives

Consolidated	Principal (Notional) amount		Curve value		Fair value		Gain (loss) of adjustment at fair value
Description	09/2020	12/2019	09/2020	12/2019	09/2020	12/2019	09/2020	12/2019
Swap agreements:
Asset portion:
Dollar purchased position	2,660,680	2,664,001	4,674,233	3,416,707	5,149,555	3,729,691	475,322	312,984

Liability portion:
Post-fixed CDI Rate:
Position sold in CDI	2,660,680	2,664,001	2,684,237	2,754,595	2,877,236	3,002,623	192,999	248,028

NDFs Forward Agreements:
Liability portion:
Post-fixed CDI Rate:
Position sold at the interbank rate	2,757,840	200,896	(478)	(1,848)	(140,435)	(2,008)	(139,958)	(160)
Total net derivative financial instruments:	2,757,840	200,896	1,989,518	660,264	2,131,884	725,060	142,365	64,796

For financial derivatives maintained by the Company and its subsidiaries as at 31 December 2019 and 30 September 2020, due to the fact that the agreements are directly entered into with the financial institutions and not through stock markets, there are no margin calls deposited as guarantee of said transactions.

“Operating” derivatives - Consolidated

As at 30 September 2020, the Company and its subsidiaries maintained derivative financial instruments of the “forward” type, with the purpose of hedging the foreign exchange risk of operating cash flows (such as import and export transactions):

Description	Principal (Notional) amount		Fair value
	09/2020	12/2019	09/2020	12/2019
Net position - GBP and USD	1,838,003	-	(1,690)	-
Forward agreements	168,867	1,302,869	(6,311)	512
Total Derivative Financial Instruments, net	2,006,870	1,302,869	(8,001)	512

Sensitivity analysis

For the sensitivity analysis of the foreign exchange exposure risk, the Management of the Company and its subsidiaries understands it is necessary to consider, in addition to the assets and liabilities with exposure to the fluctuation of exchange rates recorded in the balance sheet, the fair value of the financial instruments contracted by the Company to hedge certain exposures as at 30 September 2020, as shown in the following chart:

	Consolidated
	09/2020	12/2019
Loans and financing in Brazil in foreign currency (a)	(4,669,503)	(3,381,959)
Accounts receivables registered in Brazil in foreign currency	8,512	10,007
Accounts payable registered in Brazil in foreign currency	(11,771)	(10,543)
Fair value of the “financial” derivatives	5,149,555	3,729,691
Net asset exposure	476,793	347,196

(a) Excluding transaction costs.

This analysis considers only financial assets and liabilities registered in Brazil in foreign currency, since foreign exchange exposure in other countries is close to zero due to the strength of currencies and the effectiveness of their derivatives, and considers that all other variables, especially interest rates, remain constant and ignore any impact from purchase and sale forecasts.

The tables below show the projection for incremental loss that would have been recognized in the subsequent period, assuming that the current net foreign exchange exposure remains static and based on the following scenarios:

	Consolidated
Description	Company’s Risk	Probable scenario	Scenario II	Scenario III
Net assets	Dollar decrease	(94)	95,283	158,868

The probable scenario considers the future rates of the U.S. dollar for 90 days, according to the quotations obtained at B3 on 30 September 2020 and aligned to the first maturity dates of the financial instruments with foreign exchange exposure, R$(5.64/US$ 1.00). Scenarios II and III consider an increase or decrease in the U.S. Dollar of 25% (R$ 4.23/ US$ 1.00) and of 50% (R$ 2.82 /US$ 1.00), respectively. Probable scenarios II and III are being presented in compliance with CVM Ruling No. 475/08. The Management uses the probable scenario in the assessment of possible changes in the exchange rate and presents said scenario in compliance with IFRS 7/CPC 40 - Financial Instruments: Disclosures. .

The Company and its subsidiaries do not use derivative financial instruments for speculative purposes.

For the subsidiary Avon, the sensitivity analysis is carried out based on the outstanding foreign exchange agreements on 30 September 2020, all of which were engaged to protect foreign exchange exposures. This hypothetical analysis carried out by Avon does not consider different exposures for the U.S. dollar. The hypothetical impact was calculated in the outstanding positions using forward rates on 30 September 2020, adjusted by a presumed valuation or depreciation of 10%, 25% or 50% of the U.S. dollar in relation to these hedge operations. A hypothetical valuation of the U.S. Dollar in relation to the foreign exchange agreements would reduce earnings in (R$ 235,140, R$ 587,851 or R$ 1,175,702), respectively, and a hypothetical depreciation of 10%, 25% or 50% of the U.S. Dollar against our foreign exchange agreements would increase the earnings in R$ 235,140, R$ 587,851 or R$ 1,175,702, respectively.

Derivative instruments designated for hedge accounting

The positions of derivative financial instruments designated as outstanding cash flow hedge on 30 September 2020 are set out below:

Cash flow hedge instrument - Consolidated

						Other comprehensive income
	Hedged Item	Notional currency	Notional value	Curve Value	Fair value	Accumulated contract gain (loss)	Earnings in the 12-month period
Currency Swap – USD/R$	Currency	BRL	2,659,360	1,988,589	2,270,930	282,341	219,833
Forward Agreements (The Body Shop)	Currency	BRL	1,652,006	2,043	(1,937)	(1,937)	1,074
Forward Agreements (Natura Indústria)	Currency	BRL	26,172	-	593	593	(2,149)
Total			4,337,538	1,990,632	2,269,586	280,997	218,758

Movements in cash flow hedge reserve recorded under other comprehensive income are shown below:

Consolidated
Cash flow hedge balance as at 31 December 2018	(27,706)
Change in the fair value of hedge instrument recognized in other comprehensive income	158,045
Tax effects on the fair value of hedge instrument	(53,085)
Cash flow hedge balance as at 30 September 2019	77,254

Cash flow hedge balance as at 31 December 2019	42,729
Change in the fair value of hedge instrument recognized in other comprehensive income	218,758
Tax effects on the fair value of hedge instrument	(73,671)
Cash flow hedge balance as at 30 September 2020	187,816

c)	Interest rate risk

Sensitivity analysis

On 30 September 2020, there were borrowings, financing and debenture agreements in foreign currency attached to swap agreements, changing the indexation over the liability to the variation of the Certificate of Interbank Deposit (“CDI”). Therefore, the risk of the Company and its subsidiaries becomes the CDI variation exposure. Below is the exposure to interest rate risks of transactions bound to CDI variation, including derivative transactions (borrowings, financing and debentures in Brazil were considered at their full amounts, since 98.9% of the sum is linked to CDI):

	Controlling Company	Consolidated
Total loans and financing - in local currency (note 19)	(1,089,005)	(15,865,919)
Operations in foreign currency with derivatives bound to CDI	-	(4,652,118)
Financial investments (notes 6 and 7)	1,802,222	4,492,490
Net exposure	713,217	(16,025,547)

The tables below show the projection for incremental loss that would have been recognized in the subsequent period, assuming that the current net liability exposure remains static and based on the following scenarios:

Consolidated
Description	Company’s Risk	Probable scenario	Scenario II	Scenario III
Net liability	Rate increase	(4,545)	(36,519)	(68,494)

The probable scenario considers the future interest rates for 90 days, according to the quotations obtained at the B3 on the dates set forth for the first maturity dates of the financial instruments with exposure to the interest rates, appraised on 30 September 2020.Scenarios II and III consider an increase in the interest rate of 25% (2.5% per year) and 50% (3.0% per year), respectively, over the CDI rate of 2.0% per year.

d)	Credit risk

The result of the credit risk management is reflected in line item “provision for doubtful accounts” under “trade receivables”, as demonstrated in the note 8.

The Company and its subsidiaries consider the credit risk for transactions with financial institutions to be low, as these are considered by the Management as first-rate.

e)	Liquidity risk

The Management monitors the consolidated liquidity level for the Company and its subsidiaries considering the expected cash flows against unused credit facilities, as shown in the following chart:

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
Total current assets	2,607,759	3,050,574	19,099,330	9,430,057
Total current liabilities	(1,109,955)	(3,080,906)	(16,717,348)	(7,518,423)
Total net working capital	1,497,804	(30,332)	2,381,982	1,911,634

As at 30 September 2020, the book value of financial liabilities, on the date of the balance sheet, measured at amortized cost, considering interest payments at a post-fixed rate and the value of debt securities reflecting the forward market interest rates, may be changed as post-fixed interest rates change. Their corresponding maturities, considering that the Company and its subsidiaries are in compliance with contractual restrictive clauses (“covenants”), are given below:

Controlling Company	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Book value
Borrowings, financing and debentures	1,113,808	-	-	1,113,808	(24,803)	1,089,005
Leasing	-	446	-	446	-	446
Trade payables, reverse factoring and related-parties trade payables	12,114	-	-	12,114	-	12,114

Consolidated	Less than one year	One to five years	Over five years	Total expected cash flow	Interest to be accrued	Book value
Borrowings, financing and debentures	4,662,365	15,799,846	1,148,211	21,610,422	(1,092,385)	20,518,037
Leasing	1,313,786	2,878,557	844,172	5,036,515	(854,676)	4,181,839
Trade payables and reverse factoring operations	6,745,145	-	-	6,745,145	-	6,745,145

As at 31 December 2019, the Company and its subsidiaries have two credit facilities:

➢	Up to seventy million pounds sterling (£70 million), with no guarantee, that could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This facility is used by the indirect subsidiary since the first quarter of 2020, to reinforce working capital and liquidity.

➢	Up to one hundred and fifty million Reais (R$ 150,000), with no guarantee, which was terminated during the first semester of 2020.

5.3	Impacts of Covid-19

The Company is closely monitoring the evolution of the Covid-19 pandemic around the world, particularly the recent restrictive measures adopted in parts of Europe. The Crisis Committee created in the second quarter continuously analyzes the situation and works to minimize impacts, guarantee the continuity of operations, protect the cash, improve liquidity and promote the health and safety of all, as we move into the fourth quarter.

Main impacts in the business

➢	Restrictions, blocking and closing of stores: In the third quarter, Natura &Co’s businesses were less affected by the pandemic than in the previous quarter, as restrictions decreased in most markets. The transition into a digital environment continued in all our brands, allowing us to widely offset the impact of closing the stores, and the e-commerce sales for the entire Group increased by 115% in relation to the third quarter of 2019. As an example, for The Body Shop, sales in company stores decreased 16.5%, because of Covid-19, but with significant continuous growth in online channels and at home, the total net sales increased by 8% in constant currency. For Aesop, the retail sales decreased 15.0%, and were offset by the 264% growth in online sales. The uncertainty remains as some markets face new blocking or restrictions. In this environment, Natura &Co continues to be extremely careful regarding the health and safety of its employees, consultants, representatives and clients. Regarding Avon International, the acceleration in the adoption of digital assets helped offset the impact of Covid-19 in sales, despite strict restrictions in certain markets. For Natura, all retail stores, including franchise stores, reopened in the quarter, most of them with some restrictions.

➢	Optimization of the capital structure: Natura &Co is using part of the funds arising from the private raising of US$ 2 billion and, subsequently, the funds arising from the capital increase in the amount of US$ 1 billion, to accelerate its investments in the digital operation, which were intensified as a result of the Covid-19 pandemic. The management of costs continues, including regarding capex and discretionary expenses, and the incentives from the Government were also used in the several places in the quarter. The Group ended the quarter with a stronger cash position of R$ 8.0 billion, prior to the recent capital increase, resulting in a greater deleveraging and ensuring compliance with our financial covenants.

5.4	Cybernetic incident

In June 2020, Avon realized that it was exposed to a cybernetic incident in its Information Technology environment, which interrupted some systems and partially affected Avon’s operations. Avon hired specialists in cybersecurity and in information technology (IT) controls, starting a comprehensive effort to contain and correct and a forensic investigation. By mid-August, Avon had already reestablished all its central operating systems and resumed operations in all its markets, including all distribution centers.

The cybernetic incident had a significant impact in the performance of Avon’s revenue in the second quarter of 2020, with the majority of this impact (approximately R$450 million in sales) recovered during the third quarter of 2020, as Avon complied with all orders created. The incremental expenses of this cybernetic incident were not significant.

Although we have no indication that the accuracy and integrity of any financial information has been affected as a result of the incident and Avon has carried out extensive procedures to validate such accuracy and integrity, we believe that, if the incident had occurred differently, it could have had a material impact in Avon’s financial statements.

6.	CASH AND CASH EQUIVALENTS

Information pertaining to cash and cash equivalents is presented in the Company’s 2019 annual financial statements, in Note 6.

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
Cash and banks	1,286	2,173,101	3,415,585	3,110,220
Certificate of Bank Deposits (a)	501,766	207,699	765,532	211,261
Repurchase operations (b)	-	-	878,751	1,192,101
	503,052	2,380,800	5,059,868	4,513,582

(a)	As at 30 September 2020, investments in Certificate of Bank Deposits (“CDB”) were remunerated at an average rate of 103.7% of CDI with daily maturities redeemable with the issuer itself, without significant loss of value.

(b)	Repurchase operations are securities issued by banks with a commitment by the own issuing banks to repurchase them, and by the client to resell them, at defined rates and within a predetermined term, backed by public or private securities, depending on bank availabilities and registered with the Central Agency for Custody and Financial Settlement of Securities (“CETIP”). On 30 September 2020, repurchase operations were remunerated at an average rate of 100.0% of CDI (106.9% of the CDI on 31 December 2019).

7.	SHORT-TERM INVESTMENTS

Information pertaining to short-term investments was presented in the Company’s 2019 annual financial statements, in Note 7.

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
Exclusive investment funds	1,300,456	669,769	-	-
Loan investment funds	-	-	606,875	407,928
Certificate of Bank Deposits (a)	-	-	294,788	21,327
Financial letters (b)	-	-	455,389	374,690
Government securities (LFT) (c)	-	-	1,491,154	221,900
Dynamo Beauty Ventures Ltd. Fund	-	-	12,125	7,402
Restricted cash	-	-	42, 769	-
	1,300,456	669,769	2,903,100	1,033,247

Current	1,300,456	669,769	2,890,975	1,025,845
Non-Current	-	-	12,125	7,402

(a)       On 30 September 2020, the investments in CDBs classified as short-term investments were compensated at an average rate of 100.0% of CDI (106.9% of CDI on 31 December 2019). On 30 September 2020, related to the “Crer para Ver” line within the exclusive fund is R$ 49,122 (R$ 38,018 on 31 December 2019).

(b)       On 30 September 2020, the investments in financial letters are compensated at an average rate of 138.1% of CDI.

(c)       On 30 September 2020, the investments in Government securities (LFT) are compensated at an average rate of 106.9% of CDI (100.4% of CDI as of 31 December 2020).

The breakdown of securities constituting the Essential Investment Fund portfolio, regarding which the Company holds 100% interest, on 30 September 2020 and 31 December 2019 is as follows:

	09/2020	12/2019
Certificate of bank deposits	294,788	21,327
Repurchase operations	878,751	1,192,101
Financial letters	455,389	374,690
Government securities (LFT)	1,491,154	221,900
	3,120,082	1,810,018

8.	TRADE RECEIVABLES

Information pertaining to trade receivables was presented in the Company’s 2019 annual financial statements, in Note 8.

	Consolidated
	09/2020	12/2019
Trade receivables	4,053,620	1,793,759
Provision for doubtful accounts	(436,223)	(107,995)
	3,617,397	1,685,764

Maximum exposure to credit risk on the date of the financial statements is the book value of each maturity date range, net of the provision for doubtful accounts, as shown in the chart of receivable balances per maturity date:

	Consolidated
	09/2020	12/2019
To become due	1,989,274	1,501,958
Past due:
Up to 30 days	1,560,258	142,069
31 to 60 days	127,019	36,466
61 to 90 days	96,154	27,789
91 to 180 days	280,915	85,477
Provision for doubtful accounts	(436,223)	(107,995)
	3,617,397	1,685,764

Movements in the provision for doubtful accounts for the period ended on 30 September 2020 are as follows:

Consolidated
Balance on 31 December 2018	(129,242)
Additions	(152,645)
Write-offs	186,949
Exchange variation	(1,220)
Balance on 30 September 2019	(96,158)

Balance on 31 December 2019	(107,995)
Additions	(494,534)
Write-offs/Reversals	233,665
Exchange variation	(67,359)
Balance on 30 September 2020	(436,223)

Find below the balances of trade receivables per exposure to the risk of doubtful accounts on 30 September 2020:

	Consolidated
	Trade receivables	Provision for doubtful accounts
To become due	1,989,274	(51,015)
Past due:
Up to 30 days	1,560,258	(74,711)
31 to 60 days	127,019	(43,416)
61 to 90 days	96,154	(46,544)
91 to 180 days	280,915	(220,537)
	4,053,620	(436,223)

9.	INVENTORIES

Information pertaining to inventories was presented in the Company’s 2019 annual financial statements, in Note 9.

	Consolidated
	09/2020	12/2019
Finished products	4,085,867	1,253,145
Raw materials and packaging	1,109,687	253,063
Auxiliary materials	209,246	82,228
Products in progress	39,642	27,346
Provision for losses	(308,674)	(185,232)
	5,135,768	1,430,550

Movements in the provision for inventory losses for the period ending on 30 September 2020 are as follows:

Consolidated
Balance on 31 December 2018	(178,268)
Net additions	(109,879)
Write-offs	96,853
Exchange variation	3,360
Balance on 30 September 2019	(187,934)

Balance on 31 December 2019	(185,232)
Net additions	(233,961)
Write-offs	223,304
Exchange variation	112,785
Balance on 30 September 2020	(308,674)

10.	RECOVERABLE TAXES

Information pertaining to the Company’s recoverable taxes was presented in the 2019 annual financial statements, in Note 10.

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
ICMS (Tax on Distribution of Goods and Services) on purchase of inputs	-	-	700,996	434,832
Taxes on purchase of inputs - subsidiaries abroad	-	-	215,398	39,475
ICMS on purchase of property, plant and equipment	-	-	9,653	10,628
PIS (Social Integration Program) and COFINS (Social Security Financing Contribution) on purchase of property, plant and equipment	-	-	15	3,826
PIS and COFINS on purchase of inputs	-	-	721,169	280,087
PIS, COFINS and CSLL (Social Contribution on Net Profit) - withheld at source	782	-	4,497	2,378
IPI (Tax on Manufactured Products)	-	-	72,303	30,190
Others	79	-	196,916	3,438
	861	-	1,920,947	804,854

Circulante	861	-	1,064,246	395,640
Não circulante	-	-	856,701	409,214

11.	INCOME TAX AND SOCIAL CONTRIBUTION

The effective rate calculated by the Company in the period from 30 September 2020 was -29.8% (21.7% as at 30 September 2019). This percentage is based on the loss before taxes of R$ 646.6 million (R$ 170 as at 30 September 2019) and in the expense of income tax of R$ 192.8 million (R$ 36,9 as at 30 September 2019). The main components causing the effective rate to be far below the nominal income tax rate of 34% were the tax losses of certain jurisdictions which may not benefit from deferred asset income tax, permanent effects related to income tax withheld at source arising from transactions among companies of the group which may not be used and the additional recognition of deferred liability income tax due to the announcement by the British government that the nominal rate would not be reduced from 19% to 17%. Excluding the adverse effects of the conciliation of items that resulted mainly from tax jurisdictions in which the Company currently cannot receive an income tax benefit, the actual tax rate of the Company would be approximately 24.8%.

Movements in deferred asset and liability income tax and social contribution for the period ended on 30 September 2020 are as follows:

	Assets		Liabilities
	Controlling Company	Consolidated	Consolidated
Balance on 31 December 2018	-	398,400	(431,534)
Effect on results	-	58,031	5,133
Reserve for grant of options and restricted stock	-	26,845	-
Effect on other comprehensive income	-	(53,085)	-
Exchange variation on other comprehensive income	-	14,533	(6,443)
Balance on 30 September 2019	-	444,724	(432,844)

Balance on 31 December 2019	-	374,448	(450,561)
Effect on results	135,491	7,438	15,270
Control acquisition	-	667,034	(728,274)
Reserve for grant of options and restricted stock	-	41,696	-
Effect on other comprehensive income	-	(73,671)	-
Exchange variation on other comprehensive income	-	(57,594)	(327,137)
Balance on 30 September 2020	135,491	1,074,539	(1,490,702)

12.	JUDICIAL DEPOSITS

Information pertaining to the Company’s judicial deposits was presented in the 2019 annual financial statements, in Note 12.

	Consolidated
	09/2020	12/2019
Unprovisioned tax proceedings (a)	297,208	203,403
Provisioned tax proceedings (b) (notes 21 and 22)	251,419	116,415
Unprovisioned civil proceedings	9,463	2,541
Provisioned civil proceedings (note 22)	2,370	426
Unprovisioned labor proceedings	13,779	8,683
Provisioned labor proceedings (note 22)	28,263	5,787
Total judicial deposits	602,502	337,255

a)	The tax proceedings related to these judicial deposits are mainly related to ICMS-ST, highlighted in note 20 (a) contingent liabilities - possible risk of loss.

b)	The tax proceedings related to these judicial deposits are mainly related to the sum of amounts disclosed in note 22, item (a) and the amounts provisioned pursuant to note 21.

Below are the movements in the balances of judicial deposits for the periods ending on 30 September 2020 and 2019:

Consolidated
Balance on 31 December 2018	333,577
New deposits	2,419
Redemptions	(2,492)
Monetary adjustment	10,552
Write-offs for expenses	(3,993)
Balance on 30 September 2019	340,063

Balance on 31 December 2019	337,255
Control acquisition	283,885
New deposits	13,333
Redemptions	(23,701)
Monetary adjustment	9,302
Payments	(14,150)
Foreign exchange variation	(3,422)
Balance on 30 September 2020	602,502

In addition to judicial deposits, the Company and its subsidiaries have contracted guarantee insurance policies for some proceedings.

13.	NON-CURRENT ASSETS AVAILABLE FOR SALE

Assets classified as available for sale were acquired in the process of the subsidiary’s acquisition Avon (Note 4). The following table shows the changes in the balance for the period ended on 30 September 2020:

Consolidated
Acquisition by Avon on 3 January 2020	186,518
Transfer to property, plant and equipment(a)	(82,735)
Transfer from property, plant and equipment(b)	65,596
Sale(c)	(64,933)
Exchange variation	48,852
Balance on 30 September 2020	153,326

a)	During the first quarter of 2020, Avon has identified that new circumstances arose which were previously considered as unlikely and, as a result, Avon decided not to carry on with the sale of two properties, one located in Brazil and the other in Romania. As a result, the subsidiary reclassified the properties available for sale into property, plant and equipment. During the reclassification, a real depreciation, resulting in a non-property impact to our consolidated financial statements, was recorded.

b)	During the second quarter of 2020, Avon decided again to sale the asset located in Brazil, that had been reclassified to property, plant and equipment during the first quarter.

c)	During the period of nine month ending on 30 September 2020, Avon executed the sale of two properties: (i) distribution center located in Hungary; and (ii) plant located in China.

On 30 September 2020, the assets available for sale included two Avon properties located in Brazil and in Spain.

14.	OTHER CURRENT AND NON-CURRENT ASSETS

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
Marketing and advertising advances	-	-	116,928	28,669
Supplier advances	7,012	-	298,445	102,225
Employee advances	-	-	72,864	13,983
Rent advances and guarantee deposit (a)	-	-	137,944	96,202
Advance insurance expenses	-	-	157,442	29,647
Overfunded pension plan (b)	-	-	732,938	-
Customs broker advances - Import taxes	-	-	43,792	34,932
Subleasing receivables (c)	-	-	394,875	-
Carbon credit	-	-	4,007	3,508
Service provider receivables(d)	-	-	155,305	-
Others	-	-	239,668	39,868
	7,012	-	2,354,208	349,034

Current	7,012	-	753,613	265,198
Non-Current	-	-	1,600,595	83,836

(a)	It substantially refers to (i) advance payments of rental agreements that were not included in the initial measurement of lease liabilities and right-of-use of the subsidiary The Body Shop International Limited, in accordance with the exceptions permitted under CPC 06(R2) / IFRS 16; and (ii) guarantees for renting properties of certain stores of subsidiaries The Body Shop International Limited and Emeis Holdings Pty Ltd., which will be returned by lessor at the end of the rental agreements.

(b)	Pension plan arising from the acquisition of Avon on 3 January 2020 (Note 4).

(c)	It pertains to the sublease receivables from the office Avon has in New York.

(d)	It refers to receivables mainly from transportation and insurance companies.

15.	INVESTMENTS

	Controlling Company
	09/2020	12/2019
Investments in subsidiaries, net of losses	11,940,792	3,392,677
Goodwill Avon (Note 4)	11,027,510	-
Total	22,968,302	3,392,677

Information and movements of balances for the nine period ending on 30 September 2020 and for the fiscal year ending on 31 December 2019:

	Natura Cosméticos S.A. (1)	Avon Products, Inc,	Natura &Co International S,à r,l,	Total
Percentage Interest	100.00%	100.00%	100.00%
Shareholders’ equity of the subsidiaries	6,864,260	(5,325,937)	(14,013)	1,524,310
Shareholders’ equity interest	6,864,260	(5,325,937)	(14,013)	1,524,310
Fair value adjustment of acquired assets and liabilities	-	10,416,482	-	10,470,519
Goodwill	-	11,027,510	-	10,973,473
Total	6,864,260	16,118,055	(14,013)	22,968,302
Net Profit / (Losses) for the period of the subsidiaries	698,331	(1,505,126)	(11,896)	(818,691)

Balances on 31 December 2019	3,392,677	-	-	3,392,677
Equity in subsidiaries	698,331	(1,505,126)	(11,896)	(818,691)
Exchange variation and other adjustments in the conversion of investments of the subsidiaries abroad	2,186,255	4,348,287	(2,174)	6,532,368
Effect of Hyperinflationary economy adjustment	49,023	-	-	49,023
Contribution by the controlling company for stock option plans granted to executive officers of the subsidiaries and other reserves net of tax effects	92,887	-	-	92,887
Hedge accounting, net of tax effects	145,087	-	-	145,087
Capital increase	300,000	-	-	300,000
Acquisition price	-	13,274,894	57	13,274,951
Balances on 30 September 2020	6,864,260	16,118,055	(14,013)	22,968,302

(1)	The investment balance in the direct subsidiary Natura Cosméticos S.A. includes goodwill arising from the acquisitions of indirect subsidiaries TBS (R$1,971,001) and Aesop (R$142,989).

16.	PROPERTY, PLANT AND EQUIPMENT

Information pertaining to the Company’s property, plant and equipment was presented in the 2019 annual financial statements, in Note 15.

	Consolidated
	Useful life range (years)	12/2019	Control acquisition	Additions	Write-offs	Impairment reversal (provision)	Transfers	Exchange variation	09/2020
Cost value:
Vehicles	2 to 5	45,578	25,789	696	(8,270)	-	2,173	11,024	76,990
Templates	3	192,556	-	202	(19,713)	-	5,140	8,081	186,266
Tools and accessories	3 to 20	11,974	52,410	9,351	(163)	-	2,784	7,280	83,636
Facilities	3 to 60	309,772	1,431	61	(3,663)	-	8,223	(20,362)	295,462
Machinery and accessories	3 to 15	866,451	746,734	9,650	(1,903)	-	67,846	163,052	1,851,830
Improvement in third-party property	2 to 20	615,103	58,548	16,040	(3,453)	(8,416)	33,772	232,326	943,920
Buildings	14 to 60	386,957	1,168,836	5,464	1,640	330	29,159	324,301	1,916,687
Furniture and utensils	2 to 25	397,727	32,566	17,181	(4,576)	(7,802)	6,413	129,165	570,674
Lands	-	35,157	568,470	57	75	-	4,186	214,867	822,812
IT equipment	3 to 15	297,228	112,369	9,632	(4,783)	-	19,177	92,019	525,642
Other assets	-	-	40,090	-	-	-	-	15,716	55,806
Projects in progress	-	156,011	78,965	151,399	(867)	-	(148,461)	44,447	281,494
Total cost		3,314,514	2,886,208	219,733	(45,676)	(15,888)	30,412	1,221,916	7,611,219

Depreciation value:
Vehicles		(16,924)	-	(18,962)	3,580	-	(2,093)	(1,640)	(36,039)
Templates		(175,938)	-	(7,557)	19,684	-	-	(187)	(163,998)
Tools and accessories		(3,255)	-	(31,527)	-	-	10	4,515	(30,257)
Facilities		(167,362)	-	(15,835)	285	-	1,096	7,549	(174,267)
Machinery and accessories		(416,736)	-	(149,164)	176	-	(1,267)	28,502	(538,489)
Improvement in third-party property		(267,371)	-	(94,976)	2,663	(4,892)	(4,013)	(96,884)	(465,473)
Buildings		(101,785)	-	(78,578)	-	-	-	4,736	(175,627)
Furniture and utensils		(193,973)	-	(67,538)	3,716	(20)	4,012	(66,995)	(320,798)
IT equipment		(197,281)	-	(72,726)	3,971	(34)	-	(30,873)	(296,943)
Other assets		-	-	(10,579)	-	-	-	(1,179)	(11,758)
Total depreciation		(1,540,625)	-	(547,442)	34,075	(4,946)	(2,255)	(152,456)	(2,213,649)
Overall Total		1,773,889	2,886,208	(327,709)	(11,601)	(20,834)	28,157	1,069,460	5,397,570

17.	INTANGIBLE ASSETS

Information pertaining to the Company’s intangible assets was presented in the 2019 annual financial statements, in Note 16.

	Consolidated
	Useful life range (years)	12/2019	Control acquisition	Additions	Write-offs	Reversal (provision) of impairment	Transfers	Exchange variation	09/2020
Cost value:
Software	2.5 to 10	1,313,090	291,239	113,964	(6,934)	-	153,412	176,825	2,041,596
Trademarks and patents (Definite useful life)	24 to 25	116,805	517,592	-	-	-	-	252,370	886,767
Trademarks and patents (Indefinite useful life)	-	2,171,585	1,893,224	-	-	-	-	1,540,997	5,605,806
Goodwill Avon (Note 4)	-	-	11,027,510	-	-	-	-	4,301,703	15,329,213
Goodwill Emeis Brazil Pty Ltd.	-	100,237	-	-	-	-	-	42,752	142,989
Goodwill The Body Shop International Limited	-	1,434,369	-	8,155	-	-	-	528,477	1,971,001
Goodwill acquisition of The Body Shop stores	-	1,456	-	-				-	1,456
Relationship with retail clients	10	1,987	-	-	-	-	-	832	2,819
Goodwill (indefinite useful life)	-	17,801	-	-	-	-	7,294	2,873	27,968
Goodwill (Definite useful life)	3 to 18	12,447	-	-	-	1,890	(3,559)	4,098	14,876
Relationship with franchisees and sub franchisees	14 to 15	602,958	1,876,169	-	-	-	-	956,504	3,435,631
Developed technology (by acquired subsidiary)	-	-	1,131,573	-	-	-	-	443,587	1,575,160
Other intangible assets	2 to 10	110,288	-	66,631	(15,020)	-	(149,473)	16,705	29,131
Total cost		5,883,023	16,737,307	188,750	(21,954)	1,890	7,674	8,267,723	31,064,413

Amortization value:
Software		(649,347)	-	(270,355)	43	-	(3,643)	(32,816)	(956,118)
Trademarks and patents		(44,108)	-	(28,436)	-	-	-	(16,945)	(89,489)
Goodwill		(2,197)	-	(387)	-	-	(750)	(2,735)	(6,069)
Relationship with retail clients		(1,939)	-	(183)	-	-	-	(679)	(2,801)
Relationship with franchisees and sub franchisees		(95,772)	-	(229,200)	-	-	-	(60,613)	(385,585)
Developed technology		-	-	(212,416)	-	-	-	(23,647)	(236,063)
Other intangible assets		(13,159)		(6,021)	15,020	-	-	(4,094)	(8,254)
Total accrued amortization		(806,522)	-	(746,998)	15,063	-	(4,393)	(141,529)	(1,684,379)
Net total		5,076,501	16,737,307	(558,248)	(6,891)	1,890	3,281	8,126,194	29,380,034

18.	RIGHT OF USE AND LEASE

Information pertaining to the Company’s right of use and lease is presented in the 2019 annual financial statements, in Note 17.

a)	Right of use

		Consolidated
	Useful life range (years)	12/2019	Control acquisition	Additions	Write-offs	Transfers (a)	Exchange variation	09/2020
Cost value:
Vehicles	3	40,018	42,466	58,340	(431)	-	12,835	153,228
Machinery and equipment	3 to 10	15,578	14,034	3,199	-	-	11,236	44,047
Buildings	3 to 10	784,900	489,740	112,121	(12,811)	-	263,951	1,637,901
IT equipment	10	283	18,429	5,187	-	-	7,147	31,046
Retail stores	3 to 10	2,350,377	-	267,458	(8,660)	(3,734)	945,525	3,550,966
Tools and accessories	3	2,803	-	-	-	-	1,032	3,835
Total cost		3,193,959	564,669	446,305	(21,902)	(3,734)	1,241,726	5,421,023
		-
Depreciation value:
Vehicles		(8,109)	-	(39,409)	188	-	(3,774)	(51,104)
Machinery and equipment		(4,317)	-	(10,733)	-	-	(2,943)	(17,993)
Buildings		(97,190)	-	(217,238)	11,283	-	(39,648)	(342,793)
IT equipment		(214)	-	(15,820)	-	-	(1,859)	(17,893)
Retail stores		(463,332)	-	(462,510)	4,213	759	(221,919)	(1,142,789)
Tools and accessories		(936)		(702)	-	-	(437)	(2,075)
Total accrued depreciation		(574,098)	-	(746,412)	15,684	759	(270,580)	(1,574,647)
Net total		2,619,861	564,669	(300,107)	(6,218)	(2,975)	971,146	3,846,376

(a)	Regarding the goodwill paid in store rentals, transferred to intangible assets when a new commercial agreement with the lessor is signed.

	Consolidated
	09/2020	09/2019
Values recognized in the income statement during the nine months period ending on 30 September 2020 and 30 September 2019
Financial expense on lease	178,939	98,185
Amortization of right of use	746,412	412,448
Appropriation in the result of variable lease installments not included in the measurement of lease liabilities	27,727	20,546
Sublease revenue	(24,516)	(2,063)
Short-term lease expenses and low-value assets	68,355	68,735
Advantages granted by lessor related to Covid-19	(35,097)	-
Other expenses related to leases	27,660	15,642
Total	989,480	613,493

Values recognized in the financing cash flow statement
Payment of lease (principal amount)	574,000	373,162
Values recognized in the operating cash flow statement
Payment of lease (interest)	187,649	108,702
Variable lease payments not included in the measurement of lease liabilities	7,674	11,400
Short-term lease payments and low-value assets	56,402	55,709
Other lease-related payments	32,242	26,934
Total	857,967	575,907

b)	Lease

	Consolidated
	09/2020	12/2019
Current	1,129,212	542,088
Non-Current	3,052,627	1,975,477
Total	4,181,839	2,517,565

The following table shows the changes in the leasing balance for the nine-month period ended on 30 September 2020:

Consolidated
Balance on 31 December 2019	2,517,565
New agreements	430,263
Control acquisition	777,200
Payments - principal amount	(574,000)
Payments - interest	(187,649)
Financial charges appropriated	178,939
Write-offs (i)	(4,776)
Exchange variation	1,044,297
Balance on 30 September 2020	4,181,839

i)	Mainly related to termination of agreements related to lease of stores.

The maturities of the balance of non-current lease liabilities are shown below:

	Consolidated
	09/2020	12/2019
2021	446,611	374,746
2022	434,284	361,688
2023	431,158	358,274
2024 onwards	1,740,574	880,769
Total	3,052,627	1,975,477

19.	BORROWINGS, FINANCING AND DEBENTURES

Information pertaining to the Company’s borrowings, financing and debentures was presented in the 2019 annual financial statements, in Note 18.

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
Local Currency
Financing Agency for Studies and Projects (FINEP)	-	-	80,343	101,988
Debentures	-	-	4,010,017	4,251,231
BNDES (Brazilian Economic and Social Development Bank)	-	-	8,982	35,390
BNDES – FINAME (Industrial Machinery and Equipment Acquisition Financing Fund)	-	-	31	183
Promissory Notes	1,089,005	2,883,382	1,342,923	2,883,382
Working capital – Operation Mexico	-	-	23,214	31,802
Working capital – Operation Peru	-	-	23,830
Working capital – Operation Aesop	-	-	75,017	100,438
Working capital - Operation The Body Shop	-	-	517,670	-
Working capital – Operation Avon	-	-	170,133	-
Notes - Avon (1)	-	-	9,613,759	-
Total in local currency	1,089,005	2,883,382	15,865,919	7,404,414

Foreign Currency
BNDES (Brazilian Economic and Social Development Bank)	-	-	4,721	8,029
Export Credit note (NCE)	-	-	113,145	81,210
Notes (1)	-	-	4,250,406	3,090,490
Resolution No. 4131/62	-	-	283,846	202,231
Total in foreign currency	-	-	4,652,118	3,381,960
Overall total	1,089,005	2,883,382	20,518,037	10,786,374

Current	1,089,005	2,883,382	4,535,614	3,354,355
Non-Current	-	-	15,982,423	7,432,019

(a) Debentures
Current	-	-	2,137,930	246,017
Non-Current	-	-	1,872,087	4,005,214

(1)	Balances recorded for their estimated fair value resulting from business combination with Avon (Note 4).

Changes in the balances of borrowings, financing and debentures for the periods ended on 30 September 2020 and 2019 are presented below:

	Controlling Company	Consolidated
Balance on 31 December 2018	7,840,758	7,994,145
Funding	1,780,816	2,151,239
Amortizations	(2,031,202)	(2,219,318)
Financial charges appropriated	379,020	383,301
Payment of financial charges	(498,707)	(496,578)
Exchange variation (unrealized)	195,221	195,361
Exchange variation (realized)	1,392	4,295
Effects of the conversion (other comprehensive income)	-	1,189
Balance on 30 September 2019	7,667,298	8,013,634

Balance on 31 December 2019	2,883,382	10,786,374
Control acquisition	-	7,250,735
Funding	500,000	1,356,643
Amortizations	(2,323,777)	(2,815,881)
Financial charges appropriated	51,078	824,394
Payment of financial charges	(21,678)	(1,153,705)
Exchange variation (unrealized)	-	1,317,297
Exchange variation (realized)	-	5,320
Effects of the conversion (other comprehensive income)	-	2,946,860
Balance on 30 September 2020	1,089,005	20,518,037

Maturities of the registered installment of non-current borrowings, financing and debentures liabilities are as follows:

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
2021	-	-	12,054	-
2022	-	-	5,684,470	2,279,759
2023	-	-	6,844,496	527,596
2024 onwards	-	-	3,441,403	4,624,664
Total	-	-	15,982,423	7,432,019

A description of the main bank borrowings and financing agreements in the nine-month period ending on 30 September 2020 is as follows:

19.1	Description of the main movements of bank borrowings and financing

i) Promissory notes

On 14 January 2020, there was a partial optional early redemption of the Promissory Notes, related to the first series, in the amount of R$1,830 million.

On 29 April 2020, the 2nd issue of Promissory Notes by Natura Holding took place, in a single series in the amount of R$500 million and the 4th issue of Promissory Notes, in a single series in the amount of R$250 million. The Promissory Notes were publicly distributed with restricted placement efforts, pursuant to CVM Ruling No. 476 of 16 January 2009. The allocation of funds went to the reinforcement of cash and liquidity increase.

On 29 June 2020, there took place the total optional early redemption of the 1st issue of Promissory Notes by Natura Holding of the first series in the amount of R$370 million and the partial optional early redemption of the 1st issue of Commercial Notes of the second series in the amount of R$140 million.

The appropriation of costs related to the issuance of Promissory Notes during the period of nine months ended 30 September 2020 was R$22,589 (R$11,135 as of 31 December 2019), recorded monthly in the financial expenses, in accordance with the effective interest rate method. Issuance costs to appropriate totaled R$4,737 as of 30 September 2020 (R$20,962 as of 31 December 2019).

ii) Working capital – The Body Shop

As presented in the note 5.2.e, The Body Shop had, on 31 December 2019, a credit facility of up to £70 million, guaranteed by Natura Cosméticos S.A., that could be withdrawn in installments to meet short-term financing needs of The Body Shop International Limited. This facility was used by the indirect subsidiary during the second quarter of 2020, to reinforce working capital and liquidity, with annual interest payment of Libor + 2%.

iii) Working capital – Operation Peru

On 5 June 2020, the Company’s subsidiary raised, for reinforcement of working capital and liquidity, an amount of $15 million of soles, approximately R$22 million, with annual interest rate of 4.24% and maturity on 2 December 2020.

iv) Notes - Avon

The controlled company Avon has issued the following notes:

Notes – Avon	Principal (USD)	Principal (R$)	Annual interest rate	Maturity
No guarantee	461,883	2,529,271	5.00%	15 March 2023
No guarantee	243,847	1,335,306	6.95%	15 March 2043
With guarantee	500,000	2,738,000	7.88%	15 August 2022
With guarantee	400,000	2,190,400	6.50%	15 August 2022

To the notes issued by Avon, add the effects of allocation of fair values from the business combination (Note 4), which amounted to R$ 720,675 as at 30 September 2020.

19.2	Restriction clauses of agreements

The contractual restriction clauses (“covenants”) related to the Company and controlled entities’ s debt contracts establish the maintenance of financial indicators defined by the quotient of the division of net treasury debt by EBITDA for the last 12 months. The Company and its controlled companies were in compliance with such clauses as at 30 September 2020.

20.	TRADE PAYABLES AND REVERSE FACTORING OPERATIONS

Information pertaining to the Company’s trade payables and reverse factoring operations was presented in the 2019 annual financial statements, in Note 19.

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
Domestic trade payables	11,922	-	5,401,165	1,581,759
Foreign trade payables	638	-	1,057,605	105,073
Subtotal	12,560	-	6,458,770	1,686,832
Reverse factoring operations	-	-	286,375	142,924
Total	12,560	-	6,745,145	1,829,756

21.	TAX OBLIGATIONS

	Controlling Company		Consolidated
	09/2020	12/2019	09/2020	12/2019
Ordinary ICMS	-	-	120,231	120,300
ICMS - ST (a)	-	-	77,868	72,423
Taxes on sales result – subsidiaries abroad	-	-	398,385	145,992
Social Security Tax (INSS) - suspension of the enforceability	-	-	-	50,147
Taxes withheld at the source	-	987	112,477	48,593
Other taxes - subsidiaries abroad	-	-	43,224	1,180
Income Tax (IR)	-	63	6,896	1,207
INSS and ISS (Tax on Services)	-	-	51,993	3,218
Others	435	-	105,799	399
	435	1,050	916,873	443,459

Judicial deposits	-	-	(55,456)	(62,356)

Current	435	1,050	806,593	320,890
Non-Current	-	-	110,280	122,569

(a)	The Company’s subsidiaries have been discussing the illegality of changes in the state legislation for the payment of ICMS - ST. Part of the unpaid amount has been discussed in court by the Company and, in certain cases, the amounts have been deposited with the courts, as mentioned in note 12.

22.	PROVISION FOR TAX, CIVIL AND LABOR RISKS

Information pertaining to provision for the Company’s tax, civil and labor risks was presented in the Company’s 2019 annual financial statements, in Note 21.

This provision is broken down as follows:

	Consolidated
	09/2020	12/2019
Tax	884,299	127,842
Civil	238,615	30,653
Labor	258,873	61,571
Total	1,381,787	220,066

Judicial deposits (note 12)	(226,598)	(60,272)

Current	183,021	18,650
Non-Current	1,198,766	201,416

22.1	Contingencies with probable losses

The movement of the provision for tax, civil and labor risks and contingent liabilities is presented below:

	Consolidated
	Tax		Civil		Labor
	Provision	Deposits	Provision	Deposits	Provision	Deposits
Balance at beginning of year	127,842	(54,059)	30,653	(426)	61,571	(5,787)
Control acquisition (1)	657,647	(155,219)	51,263	(4,898)	164,091	(27,329)
Additions	93,352	(198)	168,794	(5,707)	32,710	(7,110)
Reversals	(46,203)	10,216	(26,292)	1,340	1,853	4,209
Payments	(53,890)	-	(15,681)	4,445	(38,772)	7,751
Monetary adjustment	3,508	(3,736)	3,799	(19)	5,110	(129)
Exchange variation	102,379	2,444	26,109	317	30,669	444
Other movements	(336)	4,589	(30)	2,578	1,641	(313)
Balance on 30 September 2020	884,299	(195,963)	238,615	(2,370)	258,873	(28,264)

(1)	Balances recorded for their estimated fair value resulting from business combination with Avon (Note 4).

22.2	Contingencies with possible losses

The Company and its subsidiaries have contingencies of a labor and social security, civil and tax nature whose expectation of loss, as assessed by the Management and supported by the legal advisers, is classified as possible and, therefore, no provision has been constituted. The total sum under discussion rated as possible, due to the nature of the claims, is evidenced below:

	Consolidated
	09/2020	12/2019
Tax	8,742,286	3,503,392
Civil	106,321	61,532
Labor	217,309	77,295
Total contingent liabilities	9,065,916	3,642,219
Judicial deposits	(221,583)	(136,258)

The main tax cases are the following:

(i)	Infraction notices in which the Brazilian Federal Revenue Office collects IPI tax debts, for the supposed lack of compliance with the minimum calculation basis, set forth in the legislation, upon the sales transactions directed to interdependent wholesale establishments. Currently, judgment of the proceedings is awaited at the administrative level. On 30 September 2020, the total amount under discussion classified as possible loss was R$1,958,256.

(ii)	Court decisions which discuss the equivalence to industrial set forth in Decree No. 8,393/2015, which started requiring IPI in exit operations carried out by interdependent wholesale establishments of the products mentioned in said legal provision. On 30 September 2020, the amount under discussion was R$1,593,346 (R$389,017 as at 31 December 2019).

(iii)	Administrative and court proceedings discussing the illegality of changes in the state legislation for the payment of ICMS and ICMS - ST. On 30 September 2020, the total amount under discussion was R$1,490,259 (R$406,002 as at 31 December 2019).

(iv)	Infraction notices where the Brazilian Federal Revenue Office collects IRPJ and CSLL tax debts, in order to question the tax deductibility of goodwill amortization in the context of a corporate reorganization among related parties. Currently, there is a discussion in the Judiciary Branch regarding the lawfulness of administrative decisions which rejected the motion to clarify, submitted to question the dismissed special appeals. On 30 September 2020, the total amount under discussion classified as possible loss was R$1,393,960 (R$1,379,189 as at 31 December 2019).

(v)	Infraction Notice in which the State of São Paulo Treasury Office enforces the ICMS-ST collection, fully paid by the destination of the goods, the distributing establishment. Judgment of the proceedings is awaited at the administrative level. On 30 September 2020, the total amount under discussion classified as possible loss is R$528,416 (R$521,903 as at 31 December 2019).

(vi)	Infraction notices in which the Brazilian Federal Revenue Service collects IPI tax debts due to disagreement with the tax classification adopted for some products. Judgment of the proceedings is awaited at the administrative level. On 30 September 2020, the total amount under discussion was R$298,041 (R$218,204 as at 31 December 2019).

The main civil cases are the following:

i)	Avon was named defendant in several proceedings for personal damages filed in U.S. courts, claiming that certain powder products that Avon sold in the past were contaminated with asbestos. Many such actions involve several co-defendants of a range of different industries, including cosmetics manufacturers and manufacturers of other products that, unlike the Company’s products, were designed to include asbestos. On 30 September 2020, there were 143 individual proceedings pending against the subsidiary. During the nine-month period ending on 30 September 2020, 17 new proceedings were shelved and thirteen others were shelved, settled or otherwise concluded. The amount of our records in this area so far has not been significant.

The claims against us in such cases have no grounds. We are defending ourselves against these claims and until this date, the subsidiary has not been sued in any case filed against it and there were no findings of enforceable liability against the subsidiary. However, the results of testing throughout the country in similar cases filed against other manufacturers of cosmetic powder products vary from direct employment terminations to very large jury-led indemnifications for compensatory and punitive damages. Due to the uncertainties inherent to litigation, we cannot predict the results of all individual cases pending against the subsidiary, and we may only make a reasonable estimate for a small number of individual cases that have progressed to the later stages of court proceedings. For the remaining cases, we supply an aggregate and continuous exposure estimate, which considers the historic results of all cases we have settled so far. Any additions currently recorded in the subsidiary’s balance sheet in relation to these cases are not relevant. Other than those, currently, we may not estimate our reasonably possible or probable losses. However, any adverse results, whether in an individual case or jointly, may be relevant. The future costs to litigate such cases, which we fund when incurred, are unknown, but may be significant, although some costs are covered by insurance.

ii)	On 14 February 2019, an alleged class action complaint of the shareholder (Bevinal v. Avon Products, Inc., et al., No. 19-cv-1420) was filed in the Southern District of New York against the company and some of its former officers. On 3 June 2019, the court appointed a main plaintiff and a class attorney. The complaint was subsequently changed on 28 June 2019, retitled "In re Avon Products, Inc. Litigation over Securities" on 8 July 2019. On 24 July 2019, the plaintiffs presented a new changed complaint. The changed complaint is submitted on behalf of a new class, supposedly comprised of all purchasers or acquirers of Avon common shares between 21 January 2016 and 1 November 2017, including the latter date. The charge claims violations to Sections 10 (b) and 20 (a) of the 1934 Securities Exchange Act, based on supposedly fake or misleading statements and supposed market manipulation with relation to, among other things, changes made in the Avon’s credit terms for Brazilian Representatives. On 26 July 2019, Avon and the individual defendants submitted a motion to dismiss. On 18 November 2019, the court denied this motion. Subsequently, on 16 December 2019, Avon and the individual defendants submitted an answer to the changed complaint. On 14 February 2020, the plaintiffs submitted a motion for class certification. The parties reached a settlement on the solution of this class action. The terms of the settlement include releases from class members of the complaints against the Company and the individual defendants and payment of US$14.5 million (approximately R$79 million). Approximately US$3 million (R$16 million), of the settlement will be paid by the Company (that represents the remaining franchise under the applicable insurance policies of the Company) and the remainder of the settlement will be paid by the Company’s insurers. Some documents related to the settlement still have not been finalized and the settlement is subject to court approval. If the settlement is not approved by the court, that is, it is rescinded before it is finalized, the Company will not be able to predict the result of this case. In addition, in this case, it is reasonably possible that the Company will incur in a loss related to this matter, which the Company cannot reasonably estimate.

22.3	Contingent assets

The updated amounts involved in the restitution requests of the PIS and COFINS installments paid with the inclusion of ICMS in their tax bases, not registered until 30 September 2020, amount to R$ 133,042 (R$26,933 as of 31 December 2019).

23.	OTHER LIABILITIES

Information pertaining to other liabilities was presented in the Company’s 2019 annual financial statements, in Note 22.

	Consolidated
	09/2020	12/2019
Post-employment medical assistance plan (a)	789,128	98,792
Carbon credit	7,281	4,519
Exclusivity contract	3,600	5,400
Crer para Ver	65,191	51,543
Deferred revenue from performance obligations with customers	383,877	76,250
Provision for sundry expenses	281,004	156,895
Provision for rentals	39,618	26,568
Provision for apportionment of benefits and partnerships payable	7,982	7,860
Long-Term Incentive	52,447	3,022
Provision for restructuring	97,803	3,401
Provision for store renovation	109,074	15,997
Provisions for incentives to consultants (c)	268,334	-
Other provision	318,660	67,846
Discontinued operations (b)	108,151	-
Professional fees	85,852	-
Total	2,618,002	518,093

Current	1,496,559	396,391
Non-Current	1,121,443	121,702

(a)	On 30 September 2020, there was R$684,454 regarding the pension plans assumed in the acquisition of Avon on 3 January 2020 and R$104,674 regarding Natura’s pension plans (R$98,792 as at 31 December 2019).

(b)	On 17 December 2015, Avon entered into agreements resulting in the splitting of operations in the United Stated, Canada and Puerto Rico. These transactions were terminated on 1 March 2016. From this date, the contingent liabilities prior to this transaction and related to the operations in the United States, Canada and Puerto Rico are treated as discontinued operations. During the period ending on 30 September 2020, Avon registered R$ 73,435 in administrative expenses pertaining to this provision.

(c)	Provision for incentive and recognition programs for consultants.

24.	SHAREHOLDERS' EQUITY

Information pertaining to the shareholder’s equity of the Company was presented in the 2019 annual financial statements, in Note 23.

24.1	Share capital

As at 30 September 2020, the Company's capital stock was R$6,972,228, composed of 1,253,618,140 registered common shares, without par value.

The composition of this capital is demonstrated in the chart below:

Date	Description	Number of shares	Value in R$
31/12/2019	Total paid-up capital stock	865,659,942	1,485,436,464
03/01/2020	Capital increase	321,830,266	3,397,745,864
15/03/2020	Issue of new stock for stock option plans and restricted stock	780,808	21,936,005
05/05/2020 to 30/06/2020	Issue of new stock for stock option plans and restricted stock	621,653	16,811,439
01/06/2020 to 01/07/2020	Capital increase	62,500,000	2,000,000,000
27/07/2020	Capital increase	507,706	14,723,474
30/09/2020	Capital increase	394,918	18,863,206
02/07/2020 to 30/09/2020	Issue of new stock for stock option plans and restricted stock	1,322,847	16,711,958
30/09/2020	Total paid-up capital stock	1,253,618,140	6,972,228,410

On 3 January 2020, 321,830,266 common shares were issued at the average price of R$32.24, amounting to R$3,397,746. On 30 June, 62,500,000 common shares were issued at the average price of R$32.00, amounting to R$2,000,000. On 27 July, 507,706 common shares were issued at the average price of R$29.00, amounting to R$14,723. On 30 September, 394,918 common shares were issued at the average price of R$47.76, amounting to R$18,863. The new shares issuance costs incurred were R$ 30,537.

After the changes described, the Company's stock capital on 30 September 2020 is R$ 6,972,228, composed of 1,253,618,140 registered common shares, without par value.

24.2	Treasury shares

On 30 September 2020, the item “treasury shares” had the following composition:

	Number of shares	R$ (in thousands)	Average price per share - R$
Balance on 31 December 2019	-	-	-
Used	(807,759)	(43,269)	53.57
Acquisition	1,114,460	54,936	49.29
Balance on 30 September 2020	306,701	11,667	38.04

The minimum and maximum treasury share balance on 30 September 2020 was R$25.00 and R$49.71, respectively.

24.3	Capital reserve

The Avon acquisition resulted in the issue of Natura &Co shares for the total subscription value of R$ 13,274,894. Of this total, the amount of R$ 3,397,746 was allocated to the capital stock account and the rest, in the amount of R$ 9,877,148 was allocated to the Company's capital reserve. This share merger was approved at a meeting of the Board of Directors on 3 January 2020.

The ratification of the Private Capital increase in the amount of R$2,000,000, approved on 30 June 2020, allocated the value of R$1,118 to the creation of the capital reserve.

The capital reserve decreased in the amount of R$147,592 due to the destination to profit reserve and an increase of R$ 42,931, due to the effects of CPC 42/IAS 29 - Financial Reporting in Hyperinflationary Economies and decrease of R$ 16,428 regarding the movement of stock option and restricted stock plans.

The capital reserve amounted to R$11,000,957 as at 30 September 2020 (R$1,210,924 as at 31 December 2019).

24.4	Profit reserve

On 30 September 2020, the profit reserve increased R$ 153,684, related to (i) R$ 6,094, due to the effects of “CPC 42 / IAS 29 - Financial Reporting in Hyperinflationary Economies” applied to the balances up to 30 September 2020 and (ii) R$147,592 regarding the reclassification arising from the capitalreserves.

The balance on 30 September 2020 amounted to R$4,664 (negative R$149,020 on 31 December 2019).

25.	BUSINESS SEGMENT INFORMATION

The setup of the Company’s operating segments is based on its Corporate Governance structure, which splits the business for purposes of decision-making and management analysis.

Since 3 January 2020, as a result of acquiring Avon (Note 4), the management has the following corporate governance structure:

➢	Operation Natura &Co Latam – all operations of Natura, Avon, Aesop and TBS located in Brazil and Latin America;

➢	Avon International – all Avon operations, except those located in Brazil and Latin America;

➢	TBS International – all The Body Shop operations, except those located in Brazil and Latin America; and

➢	Aesop International – all Aesop operations, except those located in Brazil and Latin America.

In addition to the analysis per segment, the Company’s Management also assesses its revenues at several levels, mainly through sales channels: direct sales, operations in the retail market, e-commerce, B2B and franchises. However, segregation by this type of operation is not yet considered significant for disclosures by Management.

Net revenue by segment is as follows in the nine-month period ending on 30 September 2020:

➢	Natura &Co Latam – 57%

➢	Avon International – 25%

➢	TBS International – 13%

➢	Aesop International – 5%

The accounting practices for each segment are described in note 3 of these financial statements of the Company for the year ended on 31 December 2019.

The tables below present summarized financial information for the segments and the geographic distribution of commercial operations of the Company as at 30 September 2020, 31 December 2019 and 30 September 2019. Furthermore, as described above, as a result from the acquisition of Avon in 2020, the Company changed the Corporate Governance structure, and consequently the segment disclosure. Thus, the comparative amounts originally disclosed in the 2019 financial statements are presented so as to reflect the current Corporate Governance structure.

25.1	Operating segments

	09/2020
	Reconciliation to net profit (loss) for the period
	Net income	Performance assessed by the Company	Depreciation and Amortization	Financial income	Financial expense	Income tax	Net Profit (Loss)
Natura &Co Latam	14,221,703	1,652,906	(699,979)	2,631,285	(2,958,353)	(305,532)	320,329
Avon International	6,228,871	155,604	(589,821)	628,130	(1,063,566)	(12,807)	(882,460)
TBS International	3,257,045	586,927	(554,948)	51,953	(104,981)	(70,912)	(91,961)
Aesop International	1,217,085	334,984	(195,996)	18,323	(49,603)	(30,248)	77,460
Corporate expenses		(549,660)	(109)	224,819	(164,496)	226,738	(262,708)
Consolidated	24,924,704	2,180,761	(2,040,853)	3,554,510	(4,340,999)	(192,761)	(839,340)

	09/2019
	Reconciliation to net profit (loss) for the period
	Net income	Performance assessed by the Company	Depreciation and Amortization	Financial income	Financial expense	Income tax	Net Profit (Loss)
Natura &Co Latam	6,315,092	1,106,516	(261,860)	1,236,537	(1,748,373)	(103,005)	229,815
TBS International	2,629,507	452,483	(426,323)	28,630	(69,802)	14,023	(989)
Aesop International	848,055	187,895	(131,359)	8,496	(20,661)	(13,241)	31,130
Corporate expenses	-	(192,114)	-	-	-	65,319	(126,795)
Consolidated	9,792,654	1,554,780	(819,542)	1,273,663	(1,838,836)	(36,904)	133,161

	09/2020				12/2019
	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura &Co Latam	9,234,257	19,672,996	9,330,263	8,359,042	4,574,087	9,328,858	3,116,454	8,235,679
Avon International	26,406,196	30,172,263	3,599,048	12,015,939	-	-	-	-
TBS International	8,178,454	10,492,328	2,080,819	1,957,524	6,146,960	7,369,250	1,065,447	1,477,148
Aesop International	1,402,390	2,136,481	590,326	643,006	1,033,408	1,435,830	255,616	590,917
Corporate balance	-	1,846,559	1,116,892	1,634	-	3,050,574	3,080,906	-
Consolidated	45,221,297	64,320,627	16,717,348	22,977,145	11,754,455	21,184,512	7,518,423	10,303,744

25.2	Net income and non-current assets by geographic region

	09/2020				09/2019
Net income	Natura &Co Latam	Avon International	TBS International	Aesop International	Natura &Co Latam	TBS International	Aesop International
Asia	-	1,097,557	164,544	609,551	-	196,445	349,554
North America	2,785,532	-	443,979	183,314	529,741	467,497	136,729
Mexico	2,218,252	-	-	-	527,638		-
Others	567,280	-	443,979	183,314	2,103	467,497	136,729
South America	11,432,118	-	-	-	5,781,358	-	-
Brazil	7,790,994	-	-	-	4,356,601	-	-
Argentina	1,378,877		-	-	537,148
Others	2,262,247	-	-	-	887,609	-	-
Europe, Middle East and Africa (EMEA)	4,053	5,131,314	2,364,993	261,488	3,993	1,777,412	160,122
United Kingdom	-	637,863	1,908,618	141,595	-	1,355,128	81,635
Others	4,053	4,493,451	456,375	119,893	3,993	422,284	78,487
Oceania	-	-	283,529	162,732	-	188,153	201,650
Consolidated	14,221,703	6,228,871	3,257,045	1,217,085	6,315,092	2,629,507	848,055

	09/2020				12/2019
Non-current assets	Natura &Co Latam	Avon International	TBS International	Aesop International	Natura &Co Latam	TBS International	Aesop International
Asia	-	258,234	157,439	305,328	-	140,760	227,670
North America	1,102,750	-	609,600	367,139	185,646	523,351	272,676
Mexico	619,802		-	-	183,250
Others	482,948		609,600	367,139	2,396	523,351	272,676
South America	8,120,675	-	-	-	4,378,676	-	-
Brazil	7,044,204	-	-	-	4,197,259	-	-
Argentina	258,525	-	-	-	63,050
Others	817,946				118,367	-	-
EMEA	10,832	26,147,962	6,911,058	245,373	9,765	5,105,903	190,442
United Kingdom	-	24,443,413	6,214,297	103,854	-	4,602,066	76,073
Others	10,832	1,704,549	696,761	141,519	9,765	503,837	114,369
Oceania	-	-	500,357	484,550	-	376,946	342,620
Consolidated	9,234,257	26,406,196	8,178,454	1,402,390	4,574,087	6,146,960	1,033,408

No individual or aggregate customer (economic group) represents more than 10% of the Company's net income.

25.3	Reconciliation of the segments presented again

Considering the new information on the segments, as a result of the Avon acquisition in 2020 as described above, the changes in the reformulated segment information are as follows:

Submitted in the financial statements of 31 December 2019
31 de December 2019	Non-current assets	Total assets	Current liabilities	Non-current liabilities
Natura Brasil (a)	4,181,261	7,618,551	2,207,944	8,119,890
Natura LATAM (a)	349,698	1,592,912	774,521	105,423
Natura other (a)	12,161	18,126	8,591	1,558
Aesop (b)	1,035,432	1,442,214	274,539	592,531
The Body Shop (c)	6,175,903	7,462,135	1,171,922	1,484,342
Corporate	-	3,050,574	3,080,906	-
Consolidated	11,754,455	21,184,512	7,518,423	10,303,744

(a)	Amounts included in the new Natura &Co Latam segment.

(b)	Amounts related the Aesop operations located in Brazil and Latin America, represented per non-current assets (R$ 2,024), total assets (R$ 6,384), current liabilities (R$ 18,923) and non-current liabilities (R$ 1,614) included in the new Natura &Co Latam segment.

(c)	Amounts related to The Body Shop located in Brazil and Latin America represented per non-current assets (R$ 28,943), total asset (R$ 92,885), current liabilities (R$ 106,475) and non-current liabilities (R$ 7,193) included in the new Natura &Co Latam segment.

Submitted in the financial statements of the period ending on 30 September 2019
30 September 2019	Net Income	Performance assessed by the Company	Depreciation and Amortization	Financial Income	Financial Expenses	Income Tax	Net profit (loss)
Natura Brasil (a)	4,314,819	860,554	(200,479)	1,204,688	(1,690,366)	(49,663)	124,734
Natura LATAM (a)	1,928,898	284,736	(38,998)	31,848	(52,603)	(53,244)	171,739
Natura outros (a)	6,096	(26,046)	(10,471)	-	(325)	-	(36,842)
Aesop (b)	850,368	187,066	(131,959)	8,495	(20,791)	(13,241)	29,570
The Body Shop (c)	2,692,473	440,584	(437,635)	28,632	(74,751)	13,925	(29,245)
Corporate	-	(192,114)	-	-	-	65,319	(126,795)
Consolidated	9,792,654	1,554,780	(819,542)	1,273,663	(1,838,836)	(36,904)	133,161

(a)	Amount included in the new Natura &Co Latam segment.

(b)	Amounts related the Aesop operations located in Brazil and Latin America, represented per net income (R$ 2,313), performance assessed by the Company (R$ 830), depreciation and amortization (R$ 600), financial expenses (R$130), and net profit (loss) (R$1,560) included in the new Natura &Co Latam segment.

(c)	Amounts related to The Body Shop located in Brazil and Latin America represented per net income (R$ 62,966), performance assessed by the Company (R$ 11,898), depreciation and amortization (R$ 11,312), financial expenses (R$ 4,949), income tax (R$ 98) and net profit (loss) (R$ 28,256) included in the new Natura &Co Latam segment.

26.	NET INCOME

	Consolidated
Gross income:	09/2020	09/2019
Domestic market	10,930,396	6,155,912
Foreign market	21,125,942	7,077,996
Other sales	378,969	41,617
Subtotal	32,435,307	13,275,525

Returns and cancellations	(440,856)	(50,705)
Commercial discounts and rebates	(659,446)	(765,555)
Taxes on sales	(6,410,301)	(2,666,611)
Subtotal	(7,510,603)	(3,482,871)
Net income	24,924,704	9,792,654

Substantially, the income from brands Natura and Avon refers to direct sales, whereas the income from brands The Body Shop and Aesop refers to retail sales.

27.	OPERATING EXPENSES AND COST OF PRODUCTS SOLD

Breakdown by function	Controlling Company		Consolidated
	09/2020	09/2019	09/2020	09/2019
Cost of products sold	-	-	8,949,669	2,740,866
Expenses with sales, marketing and logistics	-	-	10,611,388	4,454,489
Administrative, R&D, IT and Project Expenses	45,585	-	4,170,824	1,710,006
Total	45,585	-	23,731,881	8,905,361

Breakdown by nature	Controlling Company		Consolidated
	09/2020	09/2019	09/2020	09/2019
Cost of products sold	-	-	8,949,669	2,740,866
Raw material/packaging material/resale	-	-	7,519,977	2,304,460
Personnel expenses (note 28)	-	-	459,755	221,073
Depreciation and amortization	-	-	151,185	43,072
Others	-	-	818,752	172,261

Expenses with sales, marketing and logistics	-	-	10,611,388	4,454,489
Logistics costs	-	-	1,758,479	540,436
Personnel expenses (note 28)	-	-	2,953,759	1,210,737
Marketing, sales force and other sale expenses	-	-	4,916,482	2,133,189
Depreciation and amortization	-	-	982,668	570,127

Administrative, R&D, IT and Project Expenses	45,585	-	4,170,824	1,710,006
Innovation expenses		-	179,138	60,739
Personnel expenses (note 28)	37,103	-	1,767,369	883,291
Other administrative expenses	8,482	-	1,317,317	559,633
Depreciation and amortization	-	-	907,000	206,343

Total	45,585	-	23,731,880	8,905,361

28.	EMPLOYEE BENEFITS

Information pertaining to employee benefits was presented in the Company’s 2019 annual financial statements, in Note 27.

	Controlling Company		Consolidated
	09/2020	09/2019	09/2020	09/2019
Payroll, profit sharing and bonuses	19,691	-	3,826,718	1,703,957
Supplementary Pension Plan	-	-	143,185	67,791
Share-based payments (note 32.3)	8,263	-	104,865	42,051
Charges on restricted stock (note 32.1)	4,242	-	49,182	36,563
Medical care, food, and other benefits	-	-	456,457	181,357
Charges, taxes and social contributions	144	-	460,065	154,256
INSS - Brazilian Social Security Institute	4,763	-	140,411	129,126
Total	37,103	-	5,180,883	2,315,101

28.1	Share-based payments

Options granted in 2020

On 27 March 2020, the Company’s Board of Directors approved the new long-term stock-based incentive plans of the Company named “the Co-investment Plan” and “Long-term Incentive Plan” for 2020.

The Co-Investment Plan consists in the grant of common shares of the Company to a group of employees that may invest part of their profit participation (up to 50%) in the purchase of shares so that the Company will assign the same number of shares for the amount invested by the beneficiary. The rights of the participants regarding the Co-Investment Plan will only be fully acquired, to the extent that the participant remains continuously linked as an employee of the Company and its subsidiaries up to the 3rd anniversary of the date of the grant.

The Long-Term Incentive Plan consists of granting common shares of the Company to a group of employees and, unless otherwise determined by the Company’s Board of Directors, participants’ rights regarding the Performance Shares will only be fully acquired, to the extent that: (i) the participant remains an employee of the Company and its subsidiaries until the 3rd anniversary of the grant date; and (ii) certain performance conditions are met. For certain participants, there is a special condition for item (i) above, in which 50% of the Performance Shares granted will be acquired on the 3rd anniversary of the grant date and the remaining 50% on the 4th anniversary of the grant date.

The variations in the number of outstanding stock options and their related weighted-average prices, as well as variations in the number of restricted stock are as follows:

Stock Option Plan and Strategy Acceleration Plan
	Average exercise price per option - R$	Options (thousands)
Balance on 31 December 2019	16.51	17,568
Related to Avon subsidiary – Business Combination (Note 4)	-	1,994
Granted	0.01	117
Expired/Cancelled	21.35	(178)
Exercised	15.79	(2,121)
Balance on 30 September 2020	16.60	17,380

	Restricted stock (thousands)	Performance shares (thousands)
Balance on 31 December 2019	3,092	688
Granted	1,482	-
Cancelled	(24)	(51)
Exercised	(1,136)	-
Balance on 30 September 2020	3,414	637

Out of the 17,380 thousand options existing as at 30 September 2020 (17,568 thousand options as at 31 December 2019) 3,547 thousand options (604 thousand options as at 31 December 2019) can be exercised.

The expense related to the fair value of the options and restricted stock, including the charges related to restricted shares, recognized in the nine-month period ended on 30 September 2020, according to the period elapsed for the acquisition of the right to exercise of options and restricted shares, was R$104,865 in the consolidated.

The options to purchase outstanding stock and restricted stock at the end of the period have the following maturity dates and exercise prices:

As at 30 September 2020 - Stock option plan

Grant date	Conditions for acquisition of a right as from the grant date	Exercise price (R$)	Fair value (R$)	Existing options (thousands)¹	Remaining contractual life (years)	Exercisable options (thousands)
18 March 2013	4 years of service	37.60	6.05	370	0.5	372
17 March 2014	4 years of service	25.16	4.27	96	1.5	96
16 March 2015	2 to 4 years of service	13.60	4.85 to 5.29	184	2.5	186
28 July 2015 (Strategy acceleration)	4 to 5 years of service	12.90	6.20 to 6.23	1,130	2.9	1,020
15 March 2016	2 to 4 years of service	12.84	7.16 to 7.43	192	3.5	190
11 July 2016 (Strategy acceleration)	4 to 5 years of service	11.41	6.84 to 6.89	1,926	3.8	606
10 March 2017	2 to 4 years of service	12.59	6.65 to 6.68	624	4.5	298
10 March 2017 (Strategy acceleration)	4 to 5 years of service	12.59	6.87 to 6.89	2,100	4.5	-
12 March 2018	2 to 4 years of service	16.96	7.96 to 8.21	1,880	5.5	522
12 March 2018 (Strategy acceleration)	3 to 5 years of service	12.16 to 16.96	8.21 to 9.67	3,800	5.5	-
12 April 2019	3 to 4 years of service	23.54	11.71 to 11.82	1,636	6.6	-
12 April 2019 (Strategy acceleration)	4 to 5 years of service	23.54	11.51 to 11.71	1,900	6.6	-
From 31 December 2002 to 9 May 2017	1 year of service	0.01	19.80	65	-	65
From 14 March to 17 December 2018	1 to 3 years of service	0.01	19.70	295	1.2	55
From 13 March to 16 December 2019	1 to 3 years of service	0.01	19.58	1,065	0.4 to 2.2	33
8 June 2020	1 year of service	0.01	16.86	117	0.7	104
				17,380		3,547

As at 30 September 2020 - Restricted stock

Grant date	Conditions for acquisition of a right as from the grant date	Existing shares (thousands)[2]	Fair value (R$)	Remaining contractual life (years)
10 March 2017	2 to 4 years of service	208	11.69 to 12.51	0.4
12 March 2018 – Plan I	2 to 4 years of service	470	15.18 to 15.9	0.5 to 1.5
12 March 2018 – Plan III	1 to 3 years of service	74	15.54 to 16.27	0.5
12 March 2018 – Extraordinary Plan I	1 to 3 years of service	4	15.54 to 16.28	0.4
13 August 2018 – Extraordinary Plan VI	1.6 to 3.6 years of service	50	12.24 to 13.13	0.5 to 1.5
12 April 2019 – Plan I	2 to 4 years of service	814	21.62 to 22.53	0.5 to 2.5
12 April 2019 – Plan II	1 to 3 years of service	312	22.14 to 22.85	0.5 to 1.5
27 March 2020 - Co-Investment Plan	1 to 3 years of service	862	29.00	0.5 to 2.5
29 September 2020 - Long-Term Incentive Plan	3 to 4 years of service	620	73.46	3 to 4
		3,414

As at 30 September 2020 – Performance shares

Grant date	Right acquisition conditions	Existing shares (thousands)	Fair value (R$)	Remaining contractual life (years)	Shares not delivered (thousands)
21 May 2019	From 3 to 4 years of service as from the grant date and if the performance conditions are met	637	23.10 to 45.70	1.5 to 2.5	-
		637			-

As at 30 September 2020, the market price was R$ 51.13 (R$ 38.67 as at 31 December 2019) per share.

29.	FINANCIAL INCOME (EXPENSES)

	Controlling Company		Consolidated
	09/2020	09/2019	09/2020	09/2019
FINANCIAL INCOME:
Interest on financial applications	21,220	-	119,652	55,981
Earnings on monetary and exchange rate variations (a)	7,576	-	945,038	483,490
Earnings on swap and forward transactions (c)	-	-	2,218,768	694,522
Earnings on market value adjustment of swap and forward derivatives	-	-	3,821	1,629
Reversal of the monetary adjustment of the provision for tax risks and tax obligations	-	-	42,378	-
Debt structuring revenues for acquisition of Avon	186,511	-	186,511	-
Other financial income	3,744	-	38,342	38,041
Subtotal	219,051	-	3,554,510	1,273,663
FINANCIAL EXPENSES:
Interest on financing	(11,549)	-	(857,429)	(389,273)
Interest on lease	-	-	(178,939)	(98,185)
Losses on monetary and exchange rate variations (b)	(7,617)	-	(2,038,412)	(661,466)
Losses on swap and forward transactions (d)	-	-	(952,904)	(571,007)
Losses on market value adjustment of swap and forward derivatives	-	-	(9,389)	(1,352)
Adjustment of provision for tax, civil and labor risks and tax liabilities	-	-	(12,487)	(11,782)
Appropriation of funding costs (Debentures/Notes)	-	-	(8,452)	(9,682)
Pension plan interest	-	-	(22,973)	-
Adjustment for hyperinflationary economy (Argentina)	-	-	(9,116)	(9,552)
Debt structuring expenses for acquisition of Avon	(112,277)	-	(112,277)	(49,490)
Other financial expenses	(17,205)	-	(138,621)	(37,047)
Subtotal	(148,648)	-	(4,340,999)	(1,838,836)
Net financial income (expenses)	70,403	-	(786,489)	(565,173)

The objective of the breakdowns below is to explain more clearly the foreign exchange hedging transactions contracted by the Company and the related balancing items in the income statement shown in the previous table:

	Controlling Company		Consolidated
	09/2020	09/2019	09/2020	09/2019
(a) Earnings on monetary and exchange rate variations	7,576	-	945,038	483,490
Earnings on exchange rate variation on borrowings	-	-	259,963	348,689
Exchange rate variation on imports	-	-	23,998	7,843
Exchange rate variation on export receivables	-	-	60,884	17,804
Exchange rate variation on accounts payable to subsidiaries abroad	7,576	-	290,188	109,154
Exchange variations of bank accounts in foreign currency	-	-	310,005	-

(b) Losses on monetary and exchange rate variations	(7,617)	-	(2,038,412)	(661,466)
Losses on exchange rate variation on borrowings	-	-	(1,370,647)	(544,913)
Exchange rate variation on imports	-	-	(53,345)	(28,394)
Exchange rate variation on export receivables	-	-	(20,264)	(13,552)
Exchange rate variation on accounts payable to subsidiaries abroad	(7,617)	-	(286,557)	(74,335)
Monetary variations on financing	-	-	(307,599)	(272)

(c) Earnings on swap and forward transactions	-	-	2,218,768	694,522
Income from swap exchange coupons	-	-	150,576	137,004
Earnings from exchange variations on swap instruments	-	-	2,068,192	557,518
		-
(d) Losses on swap and forward transactions	-	-	(952,904)	(571,007)
Losses on exchange rate variation on swap instruments	-	-	(231,513)	(362,602)
Financial costs of swap instruments	-	-	(715,171)	(208,405)
Losses on exchange rate variation on forward instruments	-	-	(6,220)	-

30.	OTHER OPERATING INCOME (EXPENSES), NET

Information pertaining to other operating income (expenses) was presented in the Company’s 2019 annual financial statements, in Note 29.

	Controlling Company		Consolidated
	09/2020	09/2019	09/2020	09/2019
Other operating income, net
Result on write-off of property, plant and equipment	-	-	9,911	2,438
ICMS-ST	-	-	16,156	42,441
Income with the sale of clients’ portfolio	-	-	-	15,980
Tax credits	-	-	101,473	44,034
Exclusion of ICMS from PIS/COFINS base (g)	-	-	-	52,028
Other operating income	-	-	8,231	-
Total other operating income	-	-	135,771	156,921

Other operating expenses, net
Crer para Ver	-	-	(36,829)	(25,862)
Expenses with the sale of clients’ portfolio		-	(5,838)	-
Expenses related to the acquisition of Avon (a)	(168,486)	-	(303,916)	(93,866)
Transformation Plan		-	(169,719)	(32,812)
Tax contingencies		-	(11,181)	(3,518)
Other operating expenses	(723)	-	(15,467)	(273)
Total other operating expenses	(169,209)	-	(542,950)	(156,331)
Other operating income (expenses), net	(169,209)	-	(407,179)	590

Refers to expenses related to the acquisition process of Avon, of which the following deserve special mention: expenses with financial structuring (R$115,696), legal expenses (R$17,281) and regulatory expenses (R$18,030) and executive plans (R$152,909).

31.	TRANSACTIONS WITH RELATED PARTIES

Information pertaining to transactions with related parties was presented in the Company’s 2019 annual financial statements, in Note 31.

31.1	The balances receivable and payable per transaction with related parties are demonstrated below:

	Controlling Company
	09/2020	12/2019
Current Assets:
Avon Products, Inc. (a)	516,145	-
Natura Cosméticos S.A. – Argentina (b)	1,798	-
Natura Distribuidora de México (b)	595	-
Natura Cosméticos S.A. – Peru (b)	512	-
Natura Cosméticos Ltda – Colombia (b)	381	-
Natura Cosméticos Ltda – Chile (b)	327	-
The Body Shop International (b)	2,702	-
Aesop HK (b)	327	-
Aesop UK (b)	2,077	-
Aesop USA (b)	300	-
Emeis Costmetics (b)	163	-
Natura Luxembourg (c)	268,855	-
Total Current Assets	794,182	-
Current Liabilities:
Natura Cosméticos S.A. – Brazil (a)	3	-
Total current liabilities	3	-

(a)	Pertains to the allocation of expenses related to the merger process.

(b)	Pertains to the allocation of expenses related to the stock option and restricted stock plans.

(c)	Loan between related parties.

In the nine month period ending on 30 September 2020, Natura &Co reimbursed the amount of R$ 148,270 of expenses regarding the transaction costs for the acquisition of Avon paid by its subsidiary Natura Cosméticos. This reimbursement affected the result in line item “Other income (expenses)”.

The Natura Institute holds shares in the Essential Investment Fund and on 30 September 2020, its balance was R$2,204 (R$3,766 as at 31 December 2019).

On 5 June 2012, an agreement was entered into between Indústria e Comércio de Cosméticos Natura Ltda. and Bres Itupeva Empreendimentos Imobiliários Ltda., (“Bres Itupeva”), for the construction and lease of processing, storage and distribution of merchandise (HUB) in the city of Itupeva/SP. In 2019, Bres Itupeva granted its credits to BRC Securitizadora S/A, to which Natura makes monthly payments. Mr. Antônio Luiz da Cunha Seabra, Mr. Guilherme Peirão Leal and Mr. Pedro Luiz Barreiros Passos, members of the group of controlling shareholders of Natura Cosméticos S.A., indirectly hold a controlling interest in Bres Itupeva. The amount involved in the registered transaction is recorded under “right of Use” of "buildings" in the amount of R$ 40,577 (R$44,244 under “buildings” of “property, plant and equipment “as at 31 December 2019).

In the period ending on 30 September 2020, the Company and its subsidiaries transferred to the Natura Institute, in the form of a donation associated with maintenance, the amount of R$692 corresponding to 0.5% of net income for the prior fiscal year, and a donation associated with the net sales of products in the Natura Crer Para Ver line, in the amount of R$27,000 (R$19,500 as at 30 September 2019).

31.2	Compensation of the Management’s key personnel

The total compensation of the key personnel of the Company’s Management is as follows:

	09/2020			09/2019
	Compensation			Compensation
	Fixed	Variable	Total	Fixed	Variable	Total
	(a)	(b)		(a)	(b)
Board of Directors	11,379	35,260	46,639	15,613	24,697	40,310
Executive Office	32,485	66,393	98,878	23,826	35,007	58,833
	43,864	101,653	145,517	39,439	59,704	99,143

a)	The item “executive office” includes the amount of R$ 765 pertaining to the amortization of the nine-month period ending on 30 September 2020 (R$ 29 in the nine-month period ending on 30 September 2019), of the Confidentiality and Non-Compete Agreement (“the Agreement”).

b)	It refers to profit sharing, the Restricted Stock Plan and Strategy Acceleration Program, including charges, as applicable, to be determined in the period. The amounts include additions to and/or reversals of provisions made in the previous year, due to final assessment of the targets established for statutory and non-statutory board members and officers in relation to profit sharing.

31.2.1	Share-based payments

Breakdown of the compensation of the Company’s executives:

	Grant of options
	09/2020			09/2019
	Balance of the Options (quantity)[1] (a)	Average fair value of the options[1] - R$	Average exercise price[1] - R$ (b)	Balance of the Options (quantity)1 (a)	Average fair value of the options[1] - R$	Average exercise price[1] - R$ (b)
Executive Office	12,855,751	8.47	16.60	13,081,029	8.41	16.64

	Restricted stock
	09/2020		09/2019
	Balance of the shares (quantity)2 (a)	Average fair value[2] - R$	Balance of the shares (quantity)2 (a)	Average fair value[2] - R$
Executive Office	1,566,143	25.13	1,054,641	19.13

[1]	The number of stock options granted, expired and exercised and their respective fair values is shown already considering the stock split approved at the Extraordinary General Meeting held on 17 September 2019.

[2]	The number of restricted stock and performance shares granted, expired and exercised is shown already considering the stock split approved at the Extraordinary General Meeting held on 17 September 2019.

(a)	It refers to the balance of the vested options and restricted stock and non-vested options and restricted stock, not exercised, at the balance sheet dates.

(b)	It refers to the weighted average exercise price of the option at the time of the grant plans, adjusted for inflation based on the Extended Consumer Price Index (IPCA) until the balance sheet dates. The new Stock Option Program implemented in 2015, includes no monetary adjustment.

32.	COMMITMENTS

32.1	Contracts related to supply of inputs

Subsidiary Indústria e Comércio de Cosméticos Natura Ltda. has commitments arising from electric power supply agreements, with an actual physical delivery, for its manufacturing activities, as described below:

➢	Agreements that started in 2018 and effective up to 2020, with the value of Megawatts/h between R$265 and R$363.

➢	Agreements that started in 2019 and effective up to 2022, with the value of Megawatts/h between R$155 and R$305.

➢	Agreements that started in 2020 and effective up to 2022, with the value of Megawatts/h between R$204 and R$238.

The amounts are shown based on electric power consumption estimates in accordance with the contractual period, the prices of which are based on volumes, also estimated, resulting from the subsidiary’s continuous operations.

The total minimum supply payments, measured at nominal value, according to the contract, are:

	09/2020	12/2019
Up to one year	5,521	17,918
One to five years	1,610,362	13,160
Total	1,615,883	31,078

33.	INSURANCE COVERAGE

The Company and its subsidiaries adopt an insurance policy that mainly considers risk concentration and its relevance, taking into consideration the nature of their activities and the opinion of their insurance advisors. As at 30 September 2020, insurance coverage is as follows:

Item	Type of coverage	Amount insured
		09/2020	12/2019
Industrial complex and administrative sites	Any material damages to buildings, facilities, inventories, and machinery and equipment	5,754,609	2,322,801
Vehicles	Fire, theft and collision in vehicles insured by the Company and its subsidiaries	264,609	212,027
Loss of profits	Loss of profits due to material damages to facilities, buildings and production machinery and equipment	1,894,813	1,582,000
Transport	Damages to products in transit.	100,862	32,309
Civil liability	Protection against errors or complaints in the exercise of professional activity that affect third parties	1,418,058	532,510
Environmental liability	Protection against environmental accidents that may result in environmental lawsuits	30,000	30,000

34.	ADDITIONAL INFORMATION TO THE CASH FLOW STATEMENTS

The following table presents additional information on transactions related to the cash flow statement:

	Controlling Company		Consolidated
	09/2020	09/2019	09/2020	09/2019
Non-cash items:	-	-	145,087
Hedge accounting, net of tax effects	-	-	59,195	104,960
Net effect of the additions to the property, plant and equipment/intangible assets still not paid	13,366	-	-	32,349

35.	SUBSEQUENT EVENTS

Acquisition of entity

On 30 June 2020, The Body Shop International Limited signed a purchase and sale agreement for the acquisition of Aeon Forest Co., Ltd in the amount of R$133,275 (¥2,632,000), and the operation was carried out on 1 October 2020 through bank settlement with subsequent acquisition of control.

Global Offer

On 14 October 2020, the amount of R$ 5,614,750 of the Global Offer described in the material facts disclosed on 30 September and 8 October 2020 was received by the Company.

Within the scope of the Global Offer, the capital increase of the Company was approved by the Board of Directors within the limit of the authorized capital, upon subscription of new shares, under article 6 of the Company’s bylaws, through the issue of 121,400,000 new common shares, observing that 96,331,000 shares will be allocated in the Restricted Offer and 25,069,000 Shares under ADSs, represented by ADRs abroad, will be allocated in the International Offer.

On 21 October 2020, the company made a cash contribution to its subsidiary Natura &Co International S.à.r.l, in the amount of US$ 1,033,200 (R$5,786,540), and (ii) a cash contribution of a loan receivable (principal interest accrued and not paid by 22 October 2020) of the Company owed by Natura &Co Lux (“Loan Receivable”) to Natura &Co Lux, in the amount of USD 47,793 (R$267,669) as capital increase.

Transfer of funds to the subsidiary and repurchase of bonds

On 2 November 2020, Natura &Co International S.à r.l. entered into a loan agreement with Avon International Operations Inc, an affiliated entity of Avon Products Inc. in the amount of US$ 960,000 (R$ 5,540,928). The loan agreement will have interest at an annual rate of 3.13% and maturity on 2 November 2021.

In order to continue the financial remittance process mentioned above, subsidiary Avon Products Inc entered into repurchase of the remaining principal amount of its Bonds issued in 2016 with maturity on 15 August 2022 and the remaining principal amount of the 2019 Bonds with maturity on 15 August 2022. In relation to the 2016 notes, the aggregate repurchase price was equal to the remaining principal amount of US$ 500,000 (R$2,885,900), plus a premium of US$ 9,800 (R$ 56,564) and accrued interest of US$ 8,400 (R$ 48,483). In regard to the 2019 Notes, the aggregate repurchase price was equal to the remaining amount of US$ 400,000 (R$2,308,720), plus a premium of US$ 7,900 (R$ 45,597) and accumulated interest of US$ 5,600 (R$ 32,322).

36.	APPROVAL FOR ISSUE OF THE INTERIM ACCOUNTING INFORMATION

These interim financial statements of the Company were approved for disclosure by the Board of Directors at the meeting held on 12 November 2020.